Exhibit 99.1

Commission File Number 001-31914

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

The board of directors (the “Board”) of China Life Insurance Company Limited (the “Company”) hereby announces that with the changes of the external regulatory environment, laws and regulations, as well as regulatory requirements, the Company proposes to make amendments to its articles of association (the “Articles of Association”) in accordance with the requirements of the Guidelines on the Articles of Association of Insurance Companies (Bao Jian Fa [2017] No. 36) published by the China Banking and Insurance Regulatory Commission (the “CBIRC”) and the regulatory requirements of the securities regulatory authorities of the places where the Company is listed.

The proposed amendments to the Articles of Association shall be subject to the approval by the shareholders of the Company by way of special resolution at a general meeting. A circular containing, among others, details of the proposed amendments to the Articles of Association, and the notice of the general meeting will be dispatched to the shareholders of the Company in due course.

Record for the Formulation of and Amendments to the Articles of Association

No.	Formulation of the Articles of Association	Date of Resolution	Name of the Meetings	CBIRC’s Approval Document Number

1	Formulation of the Articles of Association	April 29, 2003	Inaugural Meeting	Bao Jian Fu [2003] No. 115

2	1st amendment	September 11, 2003	Second Extraordinary General Meeting in 2003	Bao Jian Fu [2003] No. 190

3	2nd amendment	November 12, 2003	Third Extraordinary General Meeting in 2003	Bao Jian Fu [2003] No. 221

4	3rd amendment	June 18, 2004	Annual General Meeting in 2004	Bao Jian Fa Gai [2004] No. 1592

5	4th amendment	June 16, 2005	Annual General Meeting in 2005	Bao Jian Fa Gai [2005] No. 924

6	5th amendment	March 16, 2006	First Extraordinary General Meeting in 2006	Bao Jian Fa Gai [2006] No. 319

7	6th amendment	June 16, 2006	Annual General Meeting in 2006	Bao Jian Fa Gai [2006] No. 830

8	7th amendment	October 16, 2006	Second Extraordinary General Meeting in 2006	Bao Jian Fa Gai [2006] No. 1431

9	8th amendment	January 31, 2007	Interim Meeting of the Board of Directors	Bao Jian Fa Gai [2007] No. 323

10	9th amendment	October 27, 2008	First Extraordinary General Meeting in 2008	Bao Jian Fa Gai [2008] No. 1746

11	10th amendment	May 25, 2009	Annual General Meeting in 2009	Bao Jian Fa Gai [2009] No. 1035

12	11th amendment	June 4, 2010	2009 Annual General Meeting	Bao Jian Fa Gai [2010] No. 959

13	12th amendment	June 3, 2011	2010 Annual General Meeting	Bao Jian Fa Gai [2011] No. 1166

14	13th amendment	May 22, 2012	2011 Annual General Meeting	Bao Jian Fa Gai [2012] No. 771

15	14th amendment	February 19, 2013	First Extraordinary General Meeting in 2013	Bao Jian Fa Gai [2013] No. 360

16	15th amendment	February 19, 2013	First Extraordinary General Meeting in 2013	Bao Jian Xu Ke [2013] No. 313

17	16th amendment	June 5, 2013	2012 Annual General Meeting	Bao Jian Xu Ke [2013] No. 130

18	17th amendment	May 29, 2014	2013 Annual General Meeting	Bao Jian Xu Ke [2014] No. 568

19	18th amendment	May 28, 2015	2014 Annual General Meeting	Bao Jian Xu Ke [2016] No. 289

The proposed amendments to the Articles of Association are set out below:

No.	Provisions of the Existing Articles of Association	Provisions of the Revised Articles of Association

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Article 1 China Life Insurance Company Limited (the “Company”) is a joint stock limited company established in accordance with the Insurance Law of the People’s Republic of China (the “Insurance Law”), the Company Law of the People’s Republic of China (the “Company Law”), the Securities Law of the People’s Republic of China (the “Securities Law”), the State Council’s Special Regulations on the Overseas Offering and Listing of Shares by Joint Stock Limited Companies (the “Special Regulations”), and other relevant national laws and administrative regulations.

The Company was established by way of promotion with China Life Insurance Company as the sole promoter, and with the approval of the China Insurance Regulatory Commission (the “CIRC”), as evidenced by the approving document Bao Jian Fu [2003] No. 115. It is registered with, and has obtained a business license for an enterprise as a legal person from, the State Administration for Industry and Commerce on June 30, 2003. The Company’s business license number is 100000000037965.

The promoter of the Company is China Life Insurance (Group) Company (“CLIC”).

The predecessor of China Life Insurance (Group) Company is China Life Insurance Company. China Life Insurance Company was changed to China Life Insurance (Group) Company after obtaining the approval of the CIRC (Bao Jian Fu [2003] No. 108). CLIC obtained its business license for an enterprise as a legal person (Registration No. 1000001002372) reissued by the State Administration for Industry and Commerce on July 21, 2003.

Article 1 China Life Insurance Company Limited (the “Company”) is a joint stock limited company established in accordance with the Insurance Law of the People’s Republic of China (the “Insurance Law”), the Company Law of the People’s Republic of China (the “Company Law”), the Securities Law of the People’s Republic of China (the “Securities Law”), the State Council’s Special Regulations on the Overseas Offering and Listing of Shares by Joint Stock Limited Companies (the “Special Regulations”), and other relevant national laws and administrative regulations.

The Company was established by way of promotion with China Life Insurance Company as the sole promoter, and with the approval of the former China Insurance Regulatory Commission (which was renamed as the China Banking and Insurance Regulatory Commission, the “CBIRC”), as evidenced by the approving document Bao Jian Fu [2003] No. 115. It is registered with, and has obtained a business license from, the State Administration for Industry and Commerce on June 30, 2003. The Company’s unified social credit code is 9110000071092841XX.

The promoter of the Company is China Life Insurance (Group) Company (“CLIC”).

The predecessor of China Life Insurance (Group) Company is China Life Insurance Company. China Life Insurance Company was changed to China Life Insurance (Group) Company after obtaining the approval of the former CIRC (Bao Jian Fu [2003] No. 108).

No.	Provisions of the Existing Articles of Association	Provisions of the Revised Articles of Association

2	Article 6 Pursuant to the Company Law, the Insurance Law, the Special Regulations, the Mandatory Provisions Governing the Articles of Association of Overseas Listed Companies (hereinafter referred to as the “Mandatory Provisions”), the Guidelines on the Articles of Association of Listed Companies, the Opinions on Standardizing the Articles of Association of Insurance Companies and other applicable national laws and administrative regulations, the Company has amended its previous Articles of Association (the “Previous Articles of Association”) and formulated these Articles of Association (the “Company’s Articles of Association” or these “Articles of Association”) by a special resolution of the shareholders’ general meeting of the Company on May 28, 2015.	Article 6 Pursuant to the Company Law, the Insurance Law, the Special Regulations, the Mandatory Provisions Governing the Articles of Association of Overseas Listed Companies (hereinafter referred to as the “Mandatory Provisions”), the Guidelines on the Articles of Association of Listed Companies, the Guidelines on the Articles of Association of Insurance Companies and other applicable national laws and administrative regulations, the Company has amended its previous Articles of Association (the “Previous Articles of Association”) and formulated these Articles of Association (the “Company’s Articles of Association” or these “Articles of Association”) by a special resolution of the shareholders’ general meeting of the Company on [●], 2019.

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Article 7 From the date on which these Articles of Association come into effect, they shall constitute a legally binding document regulating the Company’s organization and activities, and the rights and obligations between the Company and each shareholder and among the shareholders, and are binding on the Company and its shareholders, directors, supervisors, president, vice presidents (i.e. the manager and deputy manager as provided under the Company Law and the Mandatory Provisions) and other senior officers of the Company; all of whom are entitled, in accordance with the Company’s Articles of Association, to make claims with respect to the affairs of the Company.

A shareholder may take action against the Company pursuant to the Company’s Articles of Association. The Company may take action against shareholders, directors, supervisors, president, vice president and other senior officers of the Company pursuant to the Company’s Articles of Association. A shareholder may also take action against another shareholder and the directors, supervisors, president, vice presidents and other senior officers of the Company pursuant to the Company’s Articles of Association.

The actions referred to in the preceding paragraph include court proceedings and arbitrations.

Article 7 From the date on which these Articles of Association come into effect, they shall constitute a legally binding document regulating the Company’s organization and activities, and the rights and obligations between the Company and each shareholder and among the shareholders, and are binding on the Company and its shareholders, directors, supervisors, president, vice presidents (i.e. the manager and deputy manager as provided under the Company Law and the Mandatory Provisions) and other senior officers of the Company; all of whom are entitled, in accordance with the Company’s Articles of Association, to make claims with respect to the affairs of the Company.

A shareholder may take action against the Company pursuant to the Company’s Articles of Association. The Company may take action against shareholders, directors, supervisors, president, vice president and other senior officers of the Company pursuant to the Company’s Articles of Association. A shareholder may also take action against other shareholders and the directors, supervisors, president, vice presidents and other senior officers of the Company pursuant to the Company’s Articles of Association.

The actions referred to in the preceding paragraph include court proceedings and arbitrations.

No.	Provisions of the Existing Articles of Association			Provisions of the Revised Articles of Association

“Other senior officers” as used in these
Articles of Association refer to
assistants to the president, the secretary
to the Board of Directors, chief financial
officer, chief compliance officer and
other professional or technical senior
officers of the Company as may be
appointed according to needs, including
the chief actuary.	“Other senior officers” as used in these Articles of Association refer to assistants to the president, the secretary to the Board of Directors, chief financial officer, chief compliance officer, chief risk officer, chief actuary, and audit controller of the
Company, as well as other senior officers determined by the Board of Directors.

4				Article 8 The Company must comply with laws and regulations, implement unified national financial guidelines and policies, and be subject to the supervision of the CBIRC.

5				Article 9 The Company shall establish an organization of the Communist Party of China in accordance with the relevant requirements of the Constitution of the Communist Party of China and the Company Law. The Party Committee shall play the core leadership role, providing direction, managing the overall situation and ensuring implementation. The Company shall also establish the working organs of the Party, which shall be equipped with sufficient staff to deal with Party affairs and provided with sufficient funds to operate the Party organization.

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Article 15 Subject to the approval of the approval authority authorized by the State Council, ordinary shares issuable by the Company may not exceed a total of 28,264,705,882 shares, of which 20 billion ordinary shares, representing 70.8% of the total number, were issued to CLIC, the promoter, at the time when the Company was established.

Information about the promoter of the Company and its shareholding in the Company at the time of establishment of the Company is set out in the table below:

Article 17 Subject to the approval of the approval authority authorized by the State Council, ordinary shares issuable by the Company may not exceed a total of 28,264,705,882 shares, of which 20 billion ordinary shares, representing 70.8% of the total number, were issued to CLIC, the promoter, at the time when the Company was established.

Information about the promoter of the Company and its shareholding in the Company at the time of establishment of the Company is set out in the table below:

	Full name of the promoter	Shares subscribed for	Shareholding ratio	Name of the promoter	Capital contribution (RMB in 100 million)	Number of shares subscribed (100 million shares)	Percentage of the total share capital (%)	Form of capital contribution	Date of capital contribution
	China Life Insurance (Group) Company	20 billion shares	100%	China Life Insurance (Group) Company	200	200	100	Net asset	June 30, 2003

No.	Provisions of the Existing Articles of Association	Provisions of the Revised Articles of Association

7

Article 16 The share capital structure of the Company shall, following the initial public offering of H Shares by the Company, comprise 26,764,705,000 ordinary shares, of which 19,323,530,000 shares, which represent 72.2% of the Company’s share capital, will be held by CLIC, the promoter; and 7,441,175,000 shares, which represent 27.8% of the Company’s share capital, will be held by overseas shareholders.

After the aforesaid H Share issue, with the approvals of shareholders at the general meeting by way of special resolutions, and of approval authority authorized by the State Council, the Company has issued A Shares. Upon the aforesaid capital increase by issuing A Shares, the Company’s share capital structure is as follows:

The Company has issued a total of 28,264,705,000 ordinary shares, of which CLIC, as the promoter, holds 19,323,530,000 shares, representing approximately 68.4% of the total share capital, other holders of Domestic- Invested Shares hold 1,500,000,000 shares, representing approximately 5.3% of the total share capital, and overseas shareholders hold 7,441,175,000 shares, representing 26.3% of the total share capital.

Article 18 The share capital structure of the Company shall, following the initial public offering of H Shares by the Company, comprise 26,764,705,000 ordinary shares, of which 19,323,530,000 shares, which represent 72.2% of the Company’s share capital, will be held by CLIC, the promoter; and 7,441,175,000 shares, which represent 27.8% of the Company’s share capital, will be held by overseas shareholders.

After the aforesaid H Share issue, with the approvals of shareholders at the general meeting by way of special resolutions, and of approval authority authorized by the State Council, the Company has issued A Shares. Upon the aforesaid capital increase by issuing A Shares, the Company’s share capital structure is as follows:

The Company has issued a total of 28,264,705,000 ordinary shares, of which CLIC, as the promoter, holds 19,323,530,000 shares, representing approximately 68.4% of the total share capital, other holders of Domestic- Invested Shares hold 1,500,000,000 shares, representing approximately 5.3% of the total share capital, and overseas shareholders hold 7,441,175,000 shares, representing 26.3% of the total share capital.

No.	Provisions of the Existing Articles of Association					Provisions of the Revised Articles of Association
	After the issue of the above mentioned H Shares and A Shares has been completed, the share structure of the Company is set out as follows:					After the issue of the above mentioned H Shares and A Shares has been completed, the share structure of the Company is set out as follows:

	Full name/ classification of shareholders	Classification of shares	Number of shares	Shareholding ratio (approximately)	Lock-up period	Full name/ classification of shareholders	Classification of shares	Number of shares	Shareholding ratio (approximately)	Lock-up period	Remark
	Shareholders holding A Shares	A Shares	20,823,530,000	73.7%		Shareholders holding A Shares	A Shares	20,823,530,000	73.7%

	Including: China Life Insurance (Group) Company	A Shares	19,323,530,000	68.4%	From January 9, 2007 to January 11, 2010	Including: China Life Insurance (Group) Company	A Shares	19,323,530,000	68.4%	From January 9, 2007 to January 11, 2010

On
December 18,

2003, the
Company
made an
initial public
offering of H
Shares.
CLIC sold
10% of the
total number
of offer
shares
pursuant

to the
Provisional
Measures of
the State
Council on
Reducing
State Shares
to Raise
Social
Security
Funds (Guo
Fa [2001]
No. 22).

	19 strategic investors	A Shares	600,000,000	2.12%	From January 9, 2007 to January 9, 2008	19 strategic investors	A Shares	600,000,000	2.12%	From January 9, 2007 to January 9, 2008

	279 institutional investors through offline placement	A Shares	300,000,000	1.06%	From January 9, 2007 to April 10, 2007	279 institutional investors through offline placement	A Shares	300,000,000	1.06%	From January 9, 2007 to April 10, 2007

	Other shareholders holding A Shares	A Shares	600,000,000	2.12%		Other shareholders holding A Shares	A Shares	600,000,000	2.12%

	Shareholders holding H Shares	H Shares	7,441,175,000	26.3%		Shareholders holding H Shares	H Shares	7,441,175,000	26.3%

	Total	A Shares and H Shares	28,264,705,000	100%		Total	A Shares and H Shares	28,264,705,000	100%

No.	Provisions of the Existing Articles of Association	Provisions of the Revised Articles of Association

8

Article 20 The Company may, based on its operating and development needs, authorize the increase of its capital pursuant to the Company’s Articles of Association.

The Company may increase its capital in the following ways:

(1)   by offering new shares for subscription to unspecified investors;

(2)   by placing new shares to its existing shareholders;

(3)   by allotting bonus shares to its existing shareholders;

(4)   by capitalizing the common reserve fund; and

(5)   by other means as permitted by laws and administrative regulations.

After the Company’s increase of share capital by means of the issuance of new shares has been approved in accordance with the provisions of the Company’s Articles of Association, the issuance thereof shall be made in accordance with the procedures set out in the relevant national laws and administrative regulations.

Article 22 The Company may, based on its operating and development needs, authorize the increase of its capital pursuant to the Company’s Articles of Association.

The Company may increase its capital in the following ways:

(1)   by offering new shares for subscription to unspecified investors;

(2)   by placing new shares to its existing shareholders;

(3)   by allotting bonus shares to its existing shareholders;

(4)   by capitalizing the common reserve fund; and

(5)   by other means as permitted by laws and administrative regulations.

After the Company’s increase of share capital by means of the issuance of new shares has been approved in accordance with the provisions of the Company’s Articles of Association, the issuance thereof shall be made in accordance with the relevant national laws, administrative regulations, the relevant requirements of the CBIRC and other regulatory authorities, and the procedures specified in these Articles of Association.

No.	Provisions of the Existing Articles of Association	Provisions of the Revised Articles of Association

9

Article 23 The Company must prepare a balance sheet and a list of its assets when it reduces its registered capital.

The Company shall notify its creditors within ten (10) days of the date of the Company’s resolution for reduction of capital and shall publish an announcement in a newspaper within thirty (30) days of the date of such resolution. A creditor has the right, within thirty (30) days of receipt of the notice from the Company or, in the case of creditor who does not receive such notice, within forty-five (45) days of the date of announcement, to require the Company to repay its debts or to provide a corresponding guarantee for such debt.

The Company’s registered capital shall not, after the reduction of capital, be less than the minimum amount required by law.

Article 25 The Company must prepare a balance sheet and a list of its assets when it reduces its registered capital.

The Company shall notify its creditors within ten (10) days of the date of the Company’s resolution for reduction of capital and shall publish an announcement in a newspaper within thirty (30) days of the date of such resolution. A creditor has the right, within thirty (30) days of receipt of the notice from the Company or, in the case of creditor who does not receive such notice, within forty-five (45) days of the date of announcement, to require the Company to repay its debts or to provide a corresponding guarantee for such debt.

The Company’s registered capital shall not, after the reduction of capital, be less than the minimum amount required by law.

The reduction by the Company of its registered capital shall be made in accordance with the Company Law, the relevant requirements of the CBIRC and other regulatory authorities, and the procedures specified in these Articles of Association.

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Article 25 The Company, in accordance with the procedures set out in the Company’s Articles of Association and upon the approval by the relevant governing authority of the State or other regulatory authorities, may repurchase its issued shares under the following circumstances:

(1)   cancellation of shares for the purpose of reducing its registered capital;

(2)   merging with another company that holds shares in the Company;

(3)   awarding shares to the employees of the Company;

Article 26 The Company, in accordance with the procedures set out in the Company’s Articles of Association and upon the approval by the relevant governing authority of the State or other regulatory authorities, may repurchase its issued shares under the following circumstances:

(1)   cancellation of shares for the purpose of reducing its registered capital;

(2)   merging with another company that holds shares in the Company;

(3)   applying shares for employee stock ownership plans or equity incentives;

No.	Provisions of the Existing Articles of Association	Provisions of the Revised Articles of Association

(4)   any shareholder requesting the Company to repurchase his shares due to his objection to any resolution adopted at the shareholders’ general meeting in respect of the merger or division of the Company; or

(5)   other circumstances permitted by laws and administrative regulations.

(4)   any shareholder requesting the Company to repurchase his shares due to his objection to any resolution adopted at the shareholders’ general meeting in respect of the merger or division of the Company;

(5)   applying shares for converting convertible corporate bonds issued by the Company;

(6)   protecting the corporate value and the rights and interests of shareholders as the Company deems necessary; or

(7)   other circumstances permitted by laws and administrative regulations.

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Article 26 The Company may repurchase shares in any of the following ways, with the approval of the relevant governing authority of the State or other regulatory authorities:

(1)   by making a repurchase offer to all of its shareholders on a pro rata basis;

(2)   by repurchasing shares through public dealing on a stock exchange;

(3)   by repurchasing shares by means of an off-market agreement; or

(4)   by other ways that are permitted by laws, administrative regulations and securities regulatory authority of the State Council.

Article 27 The Company may repurchase shares in any of the following ways, with the approval of the relevant governing authority of the State or other regulatory authorities:

(1)   by making a repurchase offer to all of its shareholders on a pro rata basis;

(2)   by repurchasing shares through public dealing on a stock exchange;

(3)   by repurchasing shares by means of an off-market agreement; or

(4)   by other ways that are permitted by laws, administrative regulations and securities regulatory authority of the State Council.

Where the Company repurchases its own shares, it shall fulfill the obligation of information disclosure pursuant to the requirements of the Securities Law. Where the Company purchases its own shares in the circumstance described in sub-paragraph (3), (5) or (6) of Article 26 hereof, it shall conduct such purchases through centralized public transaction.

No.	Provisions of the Existing Articles of Association	Provisions of the Revised Articles of Association

12

Article 27 If the Company purchases its own shares due to any reason listed in sub-paragraphs (1) to (3) of Article 24 hereof, it shall be resolved in a shareholders’ general meeting. After the Company purchases its own shares in accordance with the requirements set out in Article 24, and if the purchase is made as described in sub-paragraph (1) of Article 24, the shares purchased shall be cancelled within ten (10) days after the purchase. If the purchase is made as described in sub-paragraph (2) or (4), the shares purchased shall be transferred or cancelled within six (6) months.

Where the Company purchases its own shares as described in sub-paragraph (3) of Article 24, the shares purchased shall not exceed 5% of the total issued shares of the Company.

The aggregate par value of the cancelled shares shall be deducted from the Company’s registered capital.

Article 29 If the Company purchases its own shares due to any reason listed in sub-paragraph (1) or (2) of Article 26 hereof, it shall be resolved in a shareholders’ general meeting. If the Company purchases its own shares in the circumstance described in sub-paragraph (3), (5) or (6) of Article 26, it may be resolved by more than two-thirds of the directors present at a meeting of the Board of Directors pursuant to these Articles of Association or the authorization given by a shareholders’ general meeting. After the Company purchases its own shares in accordance with the requirements set out in Article 26, and if the purchase is made as described in sub-paragraph (1) of Article 26, the shares purchased shall be cancelled within ten (10) days after the purchase. If the purchase is made as described in sub-paragraph (2) or (4), the shares purchased shall be transferred or cancelled within six (6) months. If the purchase is made as described in sub-paragraph (3), (5) or (6), the aggregate number of shares held by the Company shall not exceed 10% of the total issued shares of the Company, and such shares shall be transferred or cancelled within three (3) years.

The aggregate par value of the cancelled shares shall be deducted from the Company’s registered capital.

The Company shall report any change of its registered capital to the CBIRC for approval and complete the registration of such change with the registration authority according to law.

No.	Provisions of the Existing Articles of Association	Provisions of the Revised Articles of Association

13

Article 29 The Company and its subsidiaries shall not, at any time, provide any form of financial assistance to a person who is acquiring or proposes to acquire shares in the Company. This includes any person who directly or indirectly incurs obligations as a result of acquiring shares in the Company (the “Obligor”).

The Company and its subsidiaries shall not, at any time, provide any form of financial assistance to the Obligor for the purposes of reducing or discharging the obligations assumed by such person.

This Article shall not apply to the circumstances specified in Article 31 of this Chapter.

Article 31 The Company and its subsidiaries shall not, at any time, provide any form of financial assistance to a person who is acquiring or proposes to acquire shares in the Company. This includes any person who directly or indirectly incurs obligations as a result of acquiring shares in the Company (the “Obligor”).

The Company and its subsidiaries shall not, at any time, provide any form of financial assistance to the Obligor for the purposes of reducing or discharging the obligations assumed by such person.

This Article shall not apply to the circumstances specified in Article 33 of this Chapter.

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Article 31 The following actions shall not be deemed to be activities prohibited by Article 29 of this Chapter:

(1)   the provision of financial assistance by the Company where the financial assistance is given in good faith in the interests of the Company, and the principal purpose of which is not for the acquisition of shares in the Company, or the giving of financial assistance is an incidental part of a particular plan of the Company;

(2)   the lawful distribution of the Company’s assets by way of dividend;

(3)   the distribution of share dividends;

Article 33 The following actions shall not be deemed to be activities prohibited by Article 31 of this Chapter:

(1)   the provision of financial assistance by the Company where the financial assistance is given in good faith in the interests of the Company, and the principal purpose of which is not for the acquisition of shares in the Company, or the giving of financial assistance is an incidental part of a particular plan of the Company;

(2)   the lawful distribution of the Company’s assets by way of dividend;

(3)   the distribution of share dividends;

No.	Provisions of the Existing Articles of Association	Provisions of the Revised Articles of Association

(4)   a reduction of registered capital, a repurchase of shares of the Company or a reorganization of the shareholding structure of the Company effected in accordance with the Company’s Articles of Association;

(5)   the lending of money by the Company within its scope of business and in the ordinary course of its business (provided that the net assets of the Company are not thereby reduced or that, to the extent that the assets are thereby reduced, the financial assistance is provided out of the distributable profits); and

(6)   contributions made by the Company to the employee share ownership schemes (provided that the net assets of the Company are not thereby reduced or that, to the extent that the assets are thereby reduced, the financial assistance is provided out of the distributable profits).

(4)   a reduction of registered capital, a repurchase of shares of the Company or a reorganization of the shareholding structure of the Company effected in accordance with the Company’s Articles of Association;

(5)   the lending of money by the Company within its scope of business and in the ordinary course of its business (provided that the net assets of the Company are not thereby reduced or that, to the extent that the assets are thereby reduced, the financial assistance is provided out of the distributable profits); and

(6)   contributions made by the Company to the employee share ownership schemes (provided that the net assets of the Company are not thereby reduced or that, to the extent that the assets are thereby reduced, the financial assistance is provided out of the distributable profits).

15	Article 35 The directors, supervisors, president, vice president and other senior officers of the Company shall report to the Company their shareholdings in the Company and any changes thereto, and shall not transfer more than 25% of their total shares in the Company each year during their terms of office, save for the changes in shareholding caused by judicial enforcement, inheritance, bequest and legal division of assets. Any of the directors, supervisors, presidents, vice presidents and other senior officers of the Company who holds not more than 1,000 shares in the Company may transfer all of their shares at one time without being subject to the restriction on transfer ratio as mentioned above.

Article 37 Shares of the Company may be legally transferred but the transfer shall be in compliance with the relevant requirements of the CBIRC and the relevant regulatory authorities and the provisions of these Articles of Association.

The directors, supervisors, president, vice president and other senior officers of the Company shall report to the Company their shareholdings in the Company and any changes thereto, and shall not transfer more than 25% of their total shares in the Company each year during their terms of office, save for the changes in shareholding caused by judicial enforcement, inheritance, bequest and legal division of assets. Any of the directors, supervisors, presidents, vice presidents and other senior officers of the Company who holds not more than 1,000 shares in the Company may transfer all of their shares at one time without being subject to the restriction on transfer ratio as mentioned above.

No.	Provisions of the Existing Articles of Association	Provisions of the Revised Articles of Association

Under any of the following circumstances, the directors, supervisors, president, vice president and other senior officers of the Company shall not transfer their shares in the Company:

(1)   within one (1) year of the date of listing of the Company’s shares;

(2)   within six (6) months after the directors, supervisors, president, vice president and other senior officers of the Company leave office;

(3)   if the directors, supervisors, president, vice president and other senior officers of the Company undertake not to transfer any share during a certain period, within such period; or

(4)   other circumstances as set out by laws, regulations, the securities regulatory authority under the State Council and the stock exchanges.

Under any of the following circumstances, the directors, supervisors, president, vice president and other senior officers of the Company shall not transfer their shares in the Company:

(1)   within one (1) year of the date of listing of the Company’s shares;

(2)   within six (6) months after the directors, supervisors, president, vice president and other senior officers of the Company leave office;

(3)   if the directors, supervisors, president, vice president and other senior officers of the Company undertake not to transfer any share during a certain period, within such period; or

(4)   other circumstances as set out by laws, regulations, the securities regulatory authority under the State Council and the stock exchanges.

16		Chapter 7 Party Organization (Party Committee)

17		Article 50 The Company shall establish the committee of the Communist Party of China Life Insurance Company Limited (the “Party Committee”). The Party Committee shall consist of one secretary, one deputy secretary and several other members. The Chairman of the Board of Directors shall serve as the secretary to the Party Committee. If, however, the Chairman of the Board of Directors mainly works at the shareholder entity, the president may also serve as the secretary to the Party Committee. One (1) deputy secretary shall be designated to assist the secretary in carrying out the Party building work. Eligible members of the Party Committee may take seats in the Board of Directors, the Board of Supervisors and the senior management through legal procedures, while eligible members of the Board of Directors, the Board of Supervisors and the senior management may take seats in the Party Committee in accordance with the relevant rules and procedures. A discipline inspection committee shall also be established in accordance with the relevant requirements.

No.	Provisions of the Existing Articles of Association	Provisions of the Revised Articles of Association

18

Article 51 The Party Committee shall perform the following duties in accordance with the internal rules and regulations of the Party such as the Constitution of the Communist Party of China:

(1)   To ensure and supervise the Company’s implementation of guidelines and policies of the Party and the State, and implement major strategic decisions of the Central Committee of the Party and the State Council, as well as important work arrangements of the Party organizations of higher levels;

(2)   To strengthen its leadership and gate keeping role in the process of selection and appointment of personnel, focus on standards, procedures, inspection, recommendation and supervision, and adhere to the principle of the Party supervising the performance of officials while ensuring the lawful selection by the Board of Directors of the senior management and the lawful exercise of the power of the senior management in the employment of personnel;

(3)   To research and discuss the reform, development and stability of the Company, major operational and management issues and major issues concerning employees’ interests, and provide comments and suggestions; to support the shareholders’ general meeting, the Board of Directors, the Board of Supervisors and the senior management in performing their duties in accordance with law, and support the employee representative meeting in carrying out its work;

No.	Provisions of the Existing Articles of Association	Provisions of the Revised Articles of Association

(4)   To undertake the main responsibility of comprehensive and strict Party management; to lead the Company’s ideological and political work, united front work, spiritual civilization construction, corporate culture cultivation, as well as the work of groups such as the labor union and the Communist Youth League; to lead the construction of the Party’s working style and its clean and honest administration, and support the discipline inspection committee in earnestly performing its supervisory responsibilities;

(5)   To strengthen the Company’s grassroots Party organizations and their team building, give full play to the role of the Party branches as strongholds and to the role of the Party members as pioneers and fine examples, and unite and lead officials and employees to devote themselves into the reform and development of the Company; and

(6)   To handle other important matters within the scope of duties of the Party Committee.

19

Article 49 The ordinary shareholders of the Company shall enjoy the following rights:

(1)   the right to receive dividends and other distributions in proportion to the number of shares held;

(2)   the right to attend or appoint a proxy to attend shareholders’ general meetings and to vote thereat;

(3)   the right of supervisory management over the Company’s business operations and the right to present proposals or to raise queries;

(4)   the right to transfer, donate or pledge shares in accordance with laws, administrative regulations, and provisions of the Company’s Articles of Association;

Article 53 The ordinary shareholders of the Company shall enjoy the following rights:

(1)   the right to receive dividends and other distributions in proportion to the number of shares held;

(2)   the right to request, convene, preside over, attend or appoint a proxy to attend shareholders’ general meetings according to law and to vote thereat;

(3)   the right that enables the shareholders individually or jointly holding 3% or more of the Company’s shares to nominate directors or supervisors;

(4)   the right of supervisory management over the Company’s business operations and the right to present proposals or to raise queries according to law;

No.	Provisions of the Existing Articles of Association	Provisions of the Revised Articles of Association

(5)   the right to obtain relevant information in accordance with provisions of the Company’s Articles of Association, including:

(I)   the right to obtain a copy of the Company’s Articles of Association, subject to payment of costs; and

(II)  the right to inspect and copy, subject to payment of a reasonable fee:

(i) all parts of the register of shareholders;

(ii)  personal particulars of directors, supervisors, president, vice presidents and other senior officers of the Company, including:

a.   present and former name and alias;

b.  principal address (place of residence);

c.   nationality;

d.  primary and all other part-time occupations and duties;

e.   identification documents and numbers thereof;

f.   financial reports;

(iii)  report on the state of the Company’s share capital;

(iv) reports showing the aggregate par value, number of shares, highest and lowest price paid in respect of each class of shares repurchased by the Company since the end of the last accounting year and the aggregate amount paid by the Company for this purpose;

(v)   minutes of shareholders’ general meetings;

(5)   the right to transfer, donate or pledge shares in accordance with laws, administrative regulations, and provisions of the Company’s Articles of Association;

(6)   the right to obtain relevant information in accordance with provisions of the Company’s Articles of Association, including:

(I)   the right to obtain a copy of the Company’s Articles of Association, subject to payment of costs; and

(II)  the right to inspect and copy, subject to payment of a reasonable fee:

(i) all parts of the register of shareholders;

(ii)  personal particulars of directors, supervisors, president, vice presidents and other senior officers of the Company, including:

a.   present and former name and alias;

b.  principal address (place of residence);

c.   nationality;

d.  primary and all other part-time occupations and duties;

e.   identification documents and numbers thereof;

(iii)  financial reports;

(iv)  report on the state of the Company’s share capital;

(v)   reports showing the aggregate par value, number of shares, highest and lowest price paid in respect of each class of shares repurchased by the Company since the end of the last accounting year and the aggregate amount paid by the Company for this purpose;

No.	Provisions of the Existing Articles of Association	Provisions of the Revised Articles of Association

(vi) counterfoils of company debt securities, resolutions of the Board of Directors’ meetings, resolutions of the Board of Supervisors’ meetings.

(6)   in the event of the termination or liquidation of the Company, the right to participate in the distribution of surplus assets of the Company in accordance with the number of shares held;

(7)   the right to request the Company to purchase shares held by the shareholders if such shareholders object to the resolution on the merger or division of the Company at the shareholders’ general meeting;

(8)   the right to file a suit to the court against acts which are detrimental to the Company’s interest or have infringed the lawful rights and interest of shareholders and to claim the relevant rights pursuant to the Company Law or other applicable laws and administrative regulations; and

(9)   other rights conferred by laws, administrative regulations and the Company’s Articles of Association.

Shareholders who submit a request to access or inspect any information mentioned in the preceding paragraph shall provide to the Company such relevant written documents to prove the class and number of shares they hold in the Company. The Company shall provide such information as requested by the shareholders after verifying their identity.

(vi)  minutes of shareholders’ general meetings;

(vii)  counterfoils of company debt securities, resolutions of the Board of Directors’ meetings, resolutions of the Board of Supervisors’ meetings.

(7)   in the event of the termination or liquidation of the Company, the right to participate in the distribution of surplus assets of the Company in accordance with the number of shares held;

(8)   the right to request the Company to purchase shares held by the shareholders if such shareholders object to the resolution on the merger or division of the Company at the shareholders’ general meeting;

(9)   the right to request the record and change of the register of members;

(10)  the right to file a suit to the court against acts which are detrimental to the Company’s interest or have infringed the lawful rights and interest of shareholders and to claim the relevant rights pursuant to the Company Law or other applicable laws and administrative regulations; and

(11)  other rights conferred by laws, administrative regulations and the Company’s Articles of Association.

Shareholders who submit a request to access or inspect any information mentioned in the preceding paragraph shall provide to the Company such relevant written documents to prove the class and number of shares they hold in the Company. The Company shall provide such information as requested by the shareholders after verifying their identity.

No.	Provisions of the Existing Articles of Association	Provisions of the Revised Articles of Association

20	Article 52 If the directors, president, vice president and other senior officers of the Company have violated any laws, administrative regulations or provisions of these Articles of Association and impaired the interest of the shareholders, the shareholders may initiate legal proceedings at a people’s court.

Article 56 If the directors, president, vice president and other senior officers of the Company have violated any laws, administrative regulations or provisions of these Articles of Association and impaired the interest of the shareholders, the shareholders may initiate legal proceedings at a people’s court.

In the event that any director, supervisor or senior officers violates laws and regulations, regulatory requirements or these Articles of Association to the detriment to the interests of the Company or shareholders, shareholders are entitled to report the issue directly to the CBIRC.

21

Article 53 The ordinary shareholders of the Company shall assume the following obligations:

(1)   to comply with the Company’s Articles of Association;

(2)   to pay subscription amounts according to the number of shares subscribed and the method of subscription;

(3)   not to return any shares unless otherwise provided by laws or regulations;

(4)   not to abuse the shareholders’ rights to impair the interest of the Company or other shareholders, not to abuse the legal person status of the Company or the shareholders’ limited liability to impair the interest of creditors of the Company.

Shareholders of the Company shall be liable for making compensation for any loss suffered by the Company or other shareholders arising from their abuse of shareholders’ rights in accordance with law.

Shareholders of the Company who abuse the legal person status of the Company and the shareholders’ limited liability to evade debts and seriously impair the interest of creditors of the Company shall be jointly and severally liable for the debts of the Company; and

Article 57 The ordinary shareholders of the Company shall assume the following obligations:

(1)   to comply with laws and regulations, regulatory requirements and the Company’s Articles of Association;

(2)   to pay subscription monies according to the number of shares subscribed and the method of subscription;

(3)   the capital contribution and holding of shares shall comply with the regulatory requirements and shares shall not be held on behalf of others and in excess of the required ratio;

(4)   not to return any shares unless otherwise provided by laws or regulations;

(5)   to be liable for the Company’s liabilities up to the amount of its capital contribution;

(6)   not to abuse the shareholders’ rights to impair the interest of the Company or other shareholders, not to abuse the legal person status of the Company or the shareholders’ limited liability to impair the interest of creditors of the Company.

No.	Provisions of the Existing Articles of Association	Provisions of the Revised Articles of Association

(5)   other obligations imposed by laws, administrative regulations and the Company’s Articles of Association.

Shareholders are not liable to make any further contribution to the share capital other than according to the terms that were agreed by the subscriber of the relevant shares at the time of subscription.

Shareholders of the Company shall be liable for making compensation for any loss suffered by the Company or other shareholders arising from their abuse of shareholders’ rights in accordance with law.

Shareholders of the Company who abuse the legal person status of the Company and the shareholders’ limited liability to evade debts and seriously impair the interest of creditors of the Company shall be jointly and severally liable for the debts of the Company; and

(7)   shareholders shall support the Company to improve its solvency when the solvency of the Company fails to satisfy the regulatory requirements;

(8)   shareholders who hold more than 5% of shares of the Company shall inform the Company of the identity of its controlling shareholder and actual controller, and shall also inform the Company in writing of any changes of its controlling shareholder or actual controller, as well as its related parties and connected relationship after such changes, within five (5) working days upon occurrence of the changes, and shall perform the procedures in accordance with regulatory requirements; when the Company’s shares held by a shareholder and its concerted parties reach or exceed 5% of the issued shares of the Company, they shall perform the procedures in accordance with the relevant laws and regulations such as the Securities Law;

(9)   in the event that shareholders who hold more than 5% of shares of the Company are involved in significant matters such as merger, division, dissolution, bankruptcy, closure, being taken over, or the occurrence of changes in their legal representative, company name, place of operation, business scope and other significant matters, they shall inform the Company in writing within fifteen (15) working days after the occurrence of the foregoing;

No.	Provisions of the Existing Articles of Association	Provisions of the Revised Articles of Association

(10)  to obey and implement the resolutions passed at the shareholders’ general meetings;

(11)  to cooperate with regulatory authorities to carry out investigations and risk disposition in the event of the occurrence of a risk event or a material non-compliance of the Company;

(12)  shareholders who pledge their shares in the Company shall not prejudice the interests of other shareholders and the Company, and shall not appoint pledgees or its related parties to exercise their voting rights;

(13)  other obligations imposed by laws, administrative regulations and the Company’s Articles of Association.

Shareholders are not liable to make any further contribution to the share capital other than according to the terms that were agreed by the subscriber of the relevant shares at the time of subscription.

22

Article 54 If any shareholder who holds 5% or more of the voting shares of the Company pledges its shares, such shareholder shall report such pledge to the Board of Directors of the Company in writing on the date on which the pledge is made.

If there is any connected relationship created among shareholders holding 5% or more of shares in the Company, such shareholders shall report it to the Board of Directors of the Company in writing on the date on which the relationship is created.

If any shareholder holds 5% or more of shares in the Company and such shares are involved in any litigation or arbitration, such shareholder shall report it to the Board of Directors of the Company on its own initiative on the date of its awareness of such event, and shall cooperate with the Company to perform the information disclosure obligation.

Article 58 If any shareholder who holds 5% or more of the voting shares of the Company pledges or releases the pledge of its shares, such shareholder shall report such pledge or release to the Board of Directors of the Company in writing on the date on which the pledge or release is made.

If there is any connected relationship created among shareholders holding 5% or more of shares in the Company, such shareholders shall report it to the Board of Directors of the Company in writing on the date on which the relationship is created.

If any shareholder holds 5% or more of shares in the Company and such shares are involved in any litigation or arbitration, such shareholder shall report it to the Board of Directors of the Company on its own initiative on the date of its awareness of such event, and shall cooperate with the Company to perform the information disclosure obligation.

No.	Provisions of the Existing Articles of Association	Provisions of the Revised Articles of Association

23		Article 59 In the event that shareholders’ capital contribution and other actions are in violation of laws and regulations, and the relevant regulatory requirements, shareholders shall not exercise their shareholders’ rights such as voting rights, dividend rights and nomination rights, and shall undertake to accept the regulatory measures taken by the CBIRC against them, such as the restriction on shareholders’ rights and the order to transfer shares.

24

Article 57 The controlling shareholder and actual controller of the Company shall not impair the interest of the Company through their connected relationship. In the event of any violation of the above, they shall be liable for any losses suffered by the Company arising therefrom.

The controlling shareholder and actual controller of the Company shall have fiduciary duty to the Company and its public shareholders. The controlling shareholder shall exercise its right strictly under the law as a capital contributor. The controlling shareholder shall not impair the legal rights of the Company and its public shareholders through connected transactions, profit distribution, asset restructuring, external investment, fund appropriation, and loan and guarantee, nor impair the interests of the Company and its public shareholders through its controlling position.

Article 62 The controlling shareholder and actual controller of the Company shall not impair the interest of the Company through their connected relationship. In the event of any violation of the above, they shall be liable for any losses suffered by the Company arising therefrom.

The controlling shareholder and actual controller of the Company shall have fiduciary duty to the Company and its public shareholders. The controlling shareholder shall exercise its right strictly under the law as a capital contributor. The controlling shareholder shall not impair the legal rights of the Company and its public shareholders through connected transactions, profit distribution, asset restructuring, external investment, fund appropriation, loan and guarantee, and use of insurance funds, nor impair the interests of the Company and its public shareholders through its controlling position.

The controlling shareholder shall effectively manage the personnel concurrently working in the controlling shareholder and the Company to prevent any conflict of interest. Employees of the controlling shareholder shall not concurrently serve as the executive directors and senior officers of the Company, except for the chairman of the board of directors of the controlling shareholder.

No.	Provisions of the Existing Articles of Association	Provisions of the Revised Articles of Association

25	Article 58 If the solvency of the Company fails to satisfy the regulatory requirements, the major shareholders of the Company shall support the Company to improve its solvency.

Article 63 If the solvency of the Company fails to satisfy the regulatory requirements, shareholders shall be under an obligation to improve the solvency of the Company. In the event of any of the following circumstances, shareholders who are unable to or do not intend to increase their capital contributions shall agree that other shareholders or investors may adopt reasonable measures and increase their capital contributions so as to improve the solvency:

1.  the CBIRC orders the Company to increase its capital;

2.  the Company must increase its capital as its solvency fails to meet the regulatory requirements even if it adopts other measures.

26

Article 60 The shareholders’ general meeting shall have the following functions and powers:

(1)   to decide on the Company’s operational policies and investment plans;

(2)   to elect and replace directors who are not employee representatives and to decide on the matters relating to the remuneration of the directors;

(3)   to elect and replace supervisors who are not employee representatives and to decide on the matters relating the remuneration of the supervisors;

(4)   to examine and approve the Board of Directors’ reports;

(5)   to examine and approve the Board of Supervisors’ reports;

(6)   to examine and approve the Company’s proposed annual preliminary and financial budgets;

(7)   to examine and approve the Company’s profit distribution plans and loss recovery plans;

Article 65 The shareholders’ general meeting shall have the following functions and powers:

(1)   to decide on the Company’s operational policies and investment plans;

(2)   to elect and replace directors who are not employee representatives and to decide on the matters relating to the remuneration of the directors;

(3)   to elect and replace supervisors who are not employee representatives and to decide on the matters relating the remuneration of the supervisors;

(4)   to examine and approve the Board of Directors’ reports;

(5)   to examine and approve the Board of Supervisors’ reports;

(6)   to examine and approve the Company’s proposed annual preliminary and financial budgets;

(7)   to examine and approve the Company’s profit distribution plans and loss recovery plans;

No.	Provisions of the Existing Articles of Association	Provisions of the Revised Articles of Association

(8)   to decide on the increase or reduction of the Company’s registered capital;

(9)   to decide on the merger, division, dissolution, liquidation or change of the form of the Company;

(10)  to decide on the issuance of debentures by the Company;

(11)  to decide on the appointment, dismissal and non- reappointment of accounting firms of the Company;

(12)  to amend the Company’s Articles of Association;

(13)  to consider motions raised by shareholders who represent 3% or more of the voting shares of the Company;

(14)  to consider and approve matters in relation to guarantees as provided under Article 61;

(15)  to consider the Company’s purchase or sale of material assets within one year, which exceeds 30% of the latest audited total assets of the Company;

(16)  to consider and approve matters in relation to the change of use of the capital raised;

(17)  to consider the equity-based incentive plan; and

(18)  to decide on other matters which, according to laws, administrative regulations or the Company’s Articles of Association, need to be approved by shareholders in general meetings.

The above-mentioned functions and powers of the shareholders’ general meeting shall not be exercised by the Board of Directors, other organizations or individuals through authorization.

(8)   to decide on the increase or reduction of the Company’s registered capital;

(9)   to decide on the merger, division, dissolution, liquidation or change of the form of the Company;

(10)  to decide on the issuance of debentures or other negotiable securities by the Company and the listing of the Company;

(11)  to decide on the appointment, dismissal or non-reappointment of accounting firms of the Company who conduct regular and statutory audit on the Company’s financial reports;

(12)  to amend the Company’s Articles of Association, and to consider the Procedural Rules for the Shareholders’ General Meetings and the Procedural Rules for the Board of Directors’ Meetings and the Board of Supervisors’ Meetings;

(13)  to consider motions raised by shareholders who represent 3% or more of the voting shares of the Company;

(14)  to consider and approve matters in relation to guarantees as provided under Article 66;

(15)  to decide on the acquisition of shares of the Company;

(16)  to consider matters in relation to the Company’s establishment of legal entity, material external investment, acquisition of material assets, disposal and write-off of material assets, and pledge of material assets;

(17)  to consider the Company’s purchase or sale of material assets within one year, which exceeds 30% of the latest audited total assets of the Company;

No.	Provisions of the Existing Articles of Association	Provisions of the Revised Articles of Association

(18)  to consider and approve matters in relation to the change of use of the capital raised;

(19)  to consider the equity-based incentive plan; and

(20)  to decide on other matters which, according to laws, administrative regulations or the Company’s Articles of Association, need to be approved by shareholders in general meetings.

The above-mentioned functions and powers of the shareholders’ general meeting shall not be exercised by the Board of Directors, other organizations or individuals through authorization.

The legal entity described in sub-paragraph (16) of this Article refers to the domestic or foreign company which is established with the direct investment by the Company and over which the Company exercise control; the “material” investments specified in this Article and these Articles of Association shall: (1) include any investment where any of the applicable assets, consideration, profits, revenue or equity ratio as prescribed by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited from time to time is over 25%; (2) include any investment where any of the applicable transaction amount ratio and net profit ratio as prescribed by the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange from time to time is over 50% (including but not limited to external investment, acquisition or sale of assets, pledge of assets, write-off of assets, entrusted wealth management, external guarantee, connected transaction, etc.); and (3) exclude the investments otherwise provided by the internal governance documents of the Company.

No.	Provisions of the Existing Articles of Association	Provisions of the Revised Articles of Association

27

Article 64 A venue shall be fixed for a shareholders’ general meeting. The shareholders’ general meeting shall take the form of a physical meeting. The Company shall hold the shareholders’ general meeting at the address of the Company or such venue as specified in the notice of the shareholders’ general meeting.

Where the shareholders’ general meeting is ensured to be legal and valid, the voting may be conducted through the internet and other methods may be adopted at the shareholders’ general meeting, for the purpose of convenience. Any shareholder participating in the shareholders’ general meeting through the above-mentioned methods shall be deemed to be present at such meeting.

The Procedural Rules for the Shareholders’ General Meetings will specify the method to confirm the identity of the shareholders who participate in the shareholders’ general meeting through the above-mentioned methods including the voting conducted through the internet.

The voting conducted through the internet shall not apply to the holders of Overseas-Listed Foreign-Invested Shares in the Company.

Article 69 A venue shall be fixed for a shareholders’ general meeting. The shareholders’ general meeting shall take the form of a physical meeting. The Company shall hold the shareholders’ general meeting at the address of the Company or such venue as specified in the notice of the shareholders’ general meeting.

Where the shareholders’ general meeting is ensured to be legal and valid, the voting may be conducted through the internet and other methods may be adopted at the shareholders’ general meeting, for the purpose of convenience. Any shareholder participating in the shareholders’ general meeting through the above-mentioned methods shall be deemed to be present at such meeting.

The Procedural Rules for the Shareholders’ General Meetings will specify the method to confirm the identity of the shareholders who participate in the shareholders’ general meeting through the above-mentioned methods including the voting conducted through the internet.

The voting conducted through the internet shall not apply to the holders of Overseas-Listed Foreign-Invested Shares in the Company.

No meeting shall be convened by way of communication voting in respect of any proposals which shall be passed by special resolutions on the shareholders’ general meeting.

28	Article 65 An independent director shall have the right to propose to the Board of Directors to convene an extraordinary general meeting. With respect to the proposal for convening an extraordinary general meeting by independent directors, the Board of Directors shall, in accordance with laws, administrative regulations and these Articles of Association, give a written reply on whether to convene the extraordinary general meeting or not within ten (10) days upon receipt of the proposal.	Article 70 More than half of and no less than two (2) independent directors shall have the right to propose to the Board of Directors to convene an extraordinary general meeting. With respect to the proposal for convening an extraordinary general meeting by independent directors, the Board of Directors shall, in accordance with laws, administrative regulations and these Articles of Association, give a written reply on whether to convene the extraordinary general meeting or not within ten (10) days upon receipt of the proposal.

No.	Provisions of the Existing Articles of Association	Provisions of the Revised Articles of Association

	If the Board of Directors agrees to convene an extraordinary general meeting, it shall send out a notice of the extraordinary general meeting within five (5) days after the resolution of the Board of Directors is made. If the Board of Directors does not agree to convene an extraordinary general meeting, it shall explain the reasons and make an announcement.	If the Board of Directors agrees to convene an extraordinary general meeting, it shall send out a notice of the extraordinary general meeting within five (5) days after the resolution of the Board of Directors is made. If the Board of Directors does not agree to convene an extraordinary general meeting, independent directors shall report it to the CBIRC and the Board of Directors shall explain the reasons and make an announcement.

29

Article 68 When the Company convenes the shareholders’ general meeting, the Board of Director, the Board of Supervisors or shareholders, individually or in aggregate, holding 3% or more of the total voting shares of the Company shall have the right to propose motions in writing.

Shareholder(s) individually or jointly holding 3% or more of the Company’s shares may propose provisional motions in writing to the convenor sixteen (16) days prior to the convocation of a shareholders’ general meeting. Upon receipt of the provisional motions, the convenor shall issue a supplemental notice of the shareholders’ general meeting announcing such provisional motions fourteen (14) days prior to the convocation of the shareholders’ general meeting. The provisional motions shall fall into the scope of the functions and powers of the shareholders’ general meeting and specify explicit topics and specific matters to be resolved.

Except for the circumstance set forth in the preceding paragraph, the convenor shall not amend any motions set out in the notice of the shareholders’ general meeting or add any new motions after issuing such notice.

The convenor mentioned in the Company’s Articles of Association means the Board of Directors, the Board of Supervisors or shareholder(s) individually or jointly holding 10% or more of the total voting shares of the Company at the proposed meeting that are entitled to convene a shareholders’ general meeting pursuant to the Company’s Articles of Association.

Article 73 When the Company convenes the shareholders’ general meeting, the Board of Director, the Board of Supervisors or shareholders, individually or in aggregate, holding 3% or more of the total voting shares of the Company shall have the right to propose motions in writing.

Shareholder(s) individually or jointly holding 3% or more of the Company’s shares may propose provisional motions in writing to the convenor sixteen (16) days prior to the convocation of a shareholders’ general meeting. Upon receipt of the provisional motions, the convenor shall issue a supplemental notice of the shareholders’ general meeting announcing such provisional motions fourteen (14) days prior to the convocation of the shareholders’ general meeting. The provisional motions shall fall into the scope of the functions and powers of the shareholders’ general meeting and specify explicit topics and specific matters to be resolved.

Except for the circumstance set forth in the preceding paragraph, the convenor shall not amend any motions set out in the notice of the shareholders’ general meeting or add any new motions after issuing such notice.

The convenor mentioned in the Company’s Articles of Association means the Board of Directors, the Board of Supervisors or shareholder(s) individually or jointly holding 10% or more of the total voting shares of the Company at the proposed meeting that are entitled to convene a shareholders’ general meeting pursuant to the Company’s Articles of Association.

No.	Provisions of the Existing Articles of Association	Provisions of the Revised Articles of Association

	No resolution shall be passed at the shareholders’ general meeting in respect of any motions not specified in the notice of the shareholders’ general meeting or not in compliance with Article 67 of these Articles of Association.	No resolution shall be passed at the shareholders’ general meeting in respect of any motions not specified in the notice of the shareholders’ general meeting or not in compliance with Article 72 of these Articles of Association.

30

Article 71 Unless otherwise provided by paragraph 2 of Article 252 of the Company’s Articles of Association, the notice of shareholders’ general meetings shall be served on each shareholder (whether or not such shareholder is entitled to vote at the meeting), by personal delivery or prepaid mail to the address of the shareholder as shown in the register of shareholders. For the holders of Domestic-Invested Shares, notice of the meeting may also be issued by way of public announcement.

The public announcement referred to in the preceding paragraph shall be published in one (1) or more national newspapers designated by the securities authority of the State Council within a period of forty-five (45) days to fifty (50) days before the date of the meeting; after the publication of such announcement, all the holders of Domestic-Invested Shares shall be deemed to have received the notice of relevant shareholders’ general meeting.

Article 76 Unless otherwise provided by paragraph 2 of Article 259 of the Company’s Articles of Association, the notice of shareholders’ general meetings shall be served on each shareholder (whether or not such shareholder is entitled to vote at the meeting), by personal delivery or prepaid mail to the address of the shareholder as shown in the register of shareholders. For the holders of Domestic-Invested Shares, notice of the meeting may also be issued by way of public announcement.

The public announcement referred to in the preceding paragraph shall be published in one (1) or more national newspapers designated by the securities authority of the State Council within a period of forty-five (45) days to fifty (50) days before the date of the meeting; after the publication of such announcement, all the holders of Domestic-Invested Shares shall be deemed to have received the notice of relevant shareholders’ general meeting.

The Company shall submit the meeting notice in writing and by email to the CBIRC ten (10) days before the date of the regular shareholders’ general meeting.

31

Article 89 At any shareholders’ general meeting, a resolution shall be decided on a show of hands unless a poll is demanded:

(1)   by the Chairman of the meeting;

(2)   by at least two (2) shareholders present in person or by proxy entitled to vote thereat; or

(3)   by one (1) or more shareholders present in person or by proxy individually or jointly holding 10% or more of all shares carrying the right to vote at the meeting, before or after a vote is carried out by a show of hands.

Article 94 Any vote of shareholders at a shareholders’ general meeting must be taken by poll except where the Chairman of the meeting, in good faith, decides to allow a resolution which relates purely to a procedural or administrative matter to be voted on by a show of hands.

No.	Provisions of the Existing Articles of Association	Provisions of the Revised Articles of Association

Unless a poll is demanded, a declaration by the Chairman of the meeting that a resolution has been passed on a show of hands and the record of such in the minutes of meeting shall be conclusive evidence of the fact that such resolution has been passed. There is no need to provide evidence of the number or proportion of votes in favor of or against such resolution.

The demand for a poll may be withdrawn by the person who demanded the same.

32

Article 92 The following matters shall be resolved by an ordinary resolution at a shareholders’ general meeting:

(1)   the work reports of the Board of Directors and the Board of Supervisors;

(2)   the profit distribution plans and loss recovery plans formulated by the Board of Directors;

(3)   any change of members of the Board of Directors and members of the Board of Supervisors, their remuneration and payment method;

(4)   the annual budgets, final accounts, balance sheets, profit and loss accounts, and other financial statements of the Company; and

(5)   any matters other than those which are required by laws, administrative regulations or the Company’s Articles of Association to be adopted by special resolution.

Article 97 The following matters shall be resolved by an ordinary resolution at a shareholders’ general meeting:

(1)   the operational policies and investment plans of the Company;

(2)   the election and replacement of the directors and supervisors who are not employee representatives, and the determination of the remuneration of the directors and supervisors and its payment method;

(3)   the work reports of the Board of Directors and the Board of Supervisors;

(4)   the profit distribution plans and loss recovery plans formulated by the Board of Directors;

(5)   the appointment or dismissal of accounting firms who conduct regular and statutory audit on the Company’s financial reports;

(6)   the annual budgets, final accounts, balance sheets, profit and loss accounts, and other financial statements of the Company; and

(7)   any matters other than those which are required by laws, administrative regulations, regulatory requirements or the Company’s Articles of Association to be adopted by special resolution.

No.	Provisions of the Existing Articles of Association	Provisions of the Revised Articles of Association

33

Article 93 The following matters shall be resolved by a special resolution at a shareholders’ general meeting:

(1)   the increase or reduction of share capital and the issue of shares of any class, warrants and other similar securities;

(2)   the issue of debentures of the Company;

(3)   the division, merger, dissolution and liquidation of the Company;

(4)   the amendment to the Company’s Articles of Association;

(5)   the Company’s purchase or sale of material assets within one year, which exceeds 30% of the latest audited total assets of the Company;

(6)   any equity-based incentive plan; and

(7)   any other matter stipulated by laws, administrative regulations or the Company’s Articles of Association and decided by shareholders at shareholders’ general meetings by way of an ordinary resolution which, in their opinions, might have a material impact on the Company and shall be adopted by a special resolution.

Article 98 The following matters shall be resolved by a special resolution at a shareholders’ general meeting:

(1)   the increase or reduction of share capital, the issue of shares of any class, warrants and other similar securities, and the listing of the Company;

(2)   the issue of debentures of the Company;

(3)   the division, merger, dissolution and liquidation or change of the form of the Company;

(4)   the amendment to the Company’s Articles of Association;

(5)   the acquisition of shares of the Company;

(6)   the matters in relation to the Company’s establishment of legal entity, material external investment, disposal and write-off of material assets, and pledge of material assets;

(7)   the removal of independent directors;

(8)   the Company’s purchase or sale of material assets within one year, which exceeds 30% of the latest audited total assets of the Company;

(9)   any equity-based incentive plan; and

(10)  any other matter stipulated by laws, administrative regulations, regulatory requirements or the Company’s Articles of Association and decided by shareholders at shareholders’ general meetings by way of an ordinary resolution, which, in their opinions, might have a material impact on the Company and shall be adopted by a special resolution.

No.	Provisions of the Existing Articles of Association	Provisions of the Revised Articles of Association

34

Article 101 Shareholders attending the shareholders’ general meeting shall vote for or against or abstain from voting any motion submitted for voting (for shareholders holding H Shares, abstention may not apply).

In respect of any vote forms that are not filled, misfilled, illegible or not submitted, the voter shall be deemed to abstain. The voting result in respect of shares held by such voter shall be deemed to be “abstention”.

Article 106 Shareholders attending the shareholders’ general meeting shall vote for or against or abstain from voting any motion submitted for voting (for shareholders holding H Shares, abstention may not apply), except for the declaration made by a securities registration and clearing institution as the nominal holder of stocks under the stock connect mechanism between the mainland China and Hong Kong stock markets according to the actual holders’ intentions.

In respect of any vote forms that are not filled, misfilled, illegible or not submitted, the voter shall be deemed to abstain. The voting result in respect of shares held by such voter shall be deemed to be “abstention”.

35	Article 104 The resolutions of the shareholders’ general meeting shall be announced promptly. Such announcement shall specify the number of shareholders present in person or by proxy at the meeting, the total number of voting shares held or represented by them, the percentage of such voting shares in relation to all the voting shares of the Company, the voting methods, the voting result of each motion, and details of each resolution that are passed at the meeting.

Article 109 The resolutions of the shareholders’ general meeting shall be announced promptly. Such announcement shall specify the number of shareholders present in person or by proxy at the meeting, the total number of voting shares held or represented by them, the percentage of such voting shares in relation to all the voting shares of the Company, the voting methods, the voting result of each motion, and details of each resolution that are passed at the meeting.

The Company shall report to the CBIRC regarding the voting results within thirty (30) days after the passing of resolutions at the shareholders’ general meeting.

36	Article 105 If the motion on election of new directors and supervisors for a new session is adopted at the shareholders’ general meeting, directors and supervisors for the new session shall take the position after the resolution of such shareholders’ general meeting is made.	Article 110 If the motion on election of new directors and supervisors for a new session is adopted at the shareholders’ general meeting, directors and supervisors for the new session shall take the position after the resolution of such shareholders’ general meeting is made.

No.	Provisions of the Existing Articles of Association	Provisions of the Revised Articles of Association

If the employee representatives of the Board of Directors (the “Employee Directors”) or the employee representatives of the Board of Supervisors (the “Employee Supervisors”) for a new session are elected democratically at a date earlier than the date of establishment of the Board of Directors or the Board of Supervisors for the new session respectively, such Employee Directors or Employee Supervisors shall take the office at the date of establishment of the Board of Directors or the Board of Supervisors for the new session; in the event that such democratic election is made later than the date of establishment of the Board of Directors or the Board of Supervisors for the new session, such Employee Directors or Employee Supervisors shall take the office at the date of democratic election.

If the employee representatives of the Board of Directors (the “Employee Directors”) or the employee representatives of the Board of Supervisors (the “Employee Supervisors”) for a new session are elected democratically at a date earlier than the date of establishment of the Board of Directors or the Board of Supervisors for the new session respectively, such Employee Directors or Employee Supervisors shall take the office at the date of establishment of the Board of Directors or the Board of Supervisors for the new session; in the event that such democratic election is made later than the date of establishment of the Board of Directors or the Board of Supervisors for the new session, such Employee Directors or Employee Supervisors shall take the office at the date of democratic election.

The qualification of the Company’s directors and supervisors shall be approved by the CBIRC.

37	Article 116 Rights conferred on any class of shareholders may not be varied or abrogated unless with the approval of shareholders by way of special resolution in a general meeting, and by holders of shares of that class at a separate general meeting conducted in accordance with Articles 118 to 122.	Article 121 Rights conferred on any class of shareholders may not be varied or abrogated unless with the approval of shareholders by way of special resolution in a general meeting, and by holders of shares of that class at a separate general meeting conducted in accordance with Articles 123 to 127.

38

Article 118 Shareholders of the affected class, whether or not otherwise having the right to vote at shareholders’ general meetings, shall have the right to vote at class meetings in respect of matters concerning sub-paragraphs (2) to (8), (11) and (12) of Article 117, but interested shareholder(s) shall not be entitled to vote at such class meetings.

“(An) interested shareholder(s)”, as such term is used in the preceding paragraph, means:

(1)   in the case of a repurchase of shares by way of a general offer to all shareholders of the Company or by way of public dealing on a stock exchange pursuant to Article 25 of the Company’s Articles of Association, a controlling shareholder within the meaning of Article 56 of the Company’s Articles of Association;

Article 123 Shareholders of the affected class, whether or not otherwise having the right to vote at shareholders’ general meetings, shall have the right to vote at class meetings in respect of matters concerning sub-paragraphs (2) to (8), (11) and (12) of Article 122, but interested shareholder(s) shall not be entitled to vote at such class meetings.

“(An) interested shareholder(s)”, as such term is used in the preceding paragraph, means:

(1)   in the case of a repurchase of shares by way of a general offer to all shareholders of the Company or by way of public dealing on a stock exchange pursuant to Article 27 of the Company’s Articles of Association, a controlling shareholder within the meaning of Article 61 of the Company’s Articles of Association;

No.	Provisions of the Existing Articles of Association	Provisions of the Revised Articles of Association

(2)   in the case of a repurchase of shares by an off-market agreement pursuant to Article 25 of the Company’s Articles of Association, a holder of the shares to which the proposed agreement relates;

(3)   in the case of a restructuring of the Company, a shareholder who assumes a relatively lower proportion of obligation than the obligations imposed on shareholders of that class under the proposed restructuring or who has an interest in the proposed restructuring different from the general interests of the shareholders of that class.

(2)   in the case of a repurchase of shares by an off-market agreement pursuant to Article 27 of the Company’s Articles of Association, a holder of the shares to which the proposed agreement relates;

(3)   in the case of a restructuring of the Company, a shareholder who assumes a relatively lower proportion of obligation than the obligations imposed on shareholders of that class under the proposed restructuring or who has an interest in the proposed restructuring different from the general interests of the shareholders of that class.

39	Article 119 Resolutions of a class of shareholders shall be passed by affirmative votes representing more than two- thirds of the voting rights of shareholders of that class presented at the relevant meeting who, according to Article 118, are entitled to vote thereat.	Article 124 Resolutions of a class of shareholders shall be passed by affirmative votes representing more than two-thirds of the voting rights of shareholders of that class presented at the relevant meeting who, according to Article 123, are entitled to vote thereat.

40

Article 123 The Company shall establish a Board of Directors consisting of twelve (12) directors. The Board of Directors shall have one (1) Chairman and may have one (1) Vice Chairman.

Of the twelve (12) directors, there shall be at least one (1) non-executive director, and at least one-third of members of the Board of Directors shall be independent directors.

Article 128 The Company shall establish a Board of Directors consisting of twelve (12) directors, of which four

(4) shall be executive directors, four (4) shall be non- executive directors and four (4) shall be independent directors. The Board of Directors shall have one (1) Chairman, and may have one (1) Vice Chairman. The Board of Directors shall have at least one (1) non-executive director, and at least one-third of members of the Board of Directors shall be independent directors.

41

Article 124 Directors who are not employee representatives shall be elected at the shareholders’ general meeting, and employee directors shall be elected at the employee representative conference by the Company’s employees or by other democratic means. A director’s term shall be three (3) years and is renewable by re-election upon expiry of the term.

A written notice of the intention to nominate a person for election as a director and a written notice by that person of his willingness to be nominated shall be delivered to the Company seven (7) days before the date of the shareholders’ general meeting.

Article 129 Directors who are not employee representatives shall be elected at the shareholders’ general meeting, and employee directors shall be elected at the employee representative conference by the Company’s employees or by other democratic means. A director’s term shall be three (3) years and is renewable by re-election upon expiry of the term.

A written notice of the intention to nominate a person for election as a director and a written notice by that person of his willingness to be nominated shall be delivered to the Company seven (7) days before the date of the shareholders’ general meeting.

No.	Provisions of the Existing Articles of Association	Provisions of the Revised Articles of Association

A director’s term of office shall commence from the date when the resolution of shareholders’ general meeting is adopted and end upon expiry of the term of current session of the Board of Directors. After expiry of a director’s term of office but before a new director is elected and takes office, the retiring director shall continue to perform his duty as a director pursuant to laws, administrative regulations, department rules and these Articles of Association.

The president, vice president and other senior officers may concurrently serve as directors, provided that the total number of directors who concurrently serve as the president, vice president, other senior officers and the total number of directors who are served by employee representatives shall not exceed half of the total number of directors of the Company.

The Chairman and the Vice Chairman shall be elected and changed by more than one-half of all of the members of the Board of Directors. The term of office of each of the Chairman and the Vice Chairman is three (3) years, which term is renewable upon re-election.

Subject to compliance with all relevant laws and administrative regulations, the shareholders’ general meeting may by ordinary resolution change any director who is not employee representative before the expiration of his term of office (however, the director’s right to make claims pursuant to any contract shall not be affected thereby).

The directors shall not be required to hold shares of the Company.

A director’s term of office shall commence from the date when the resolution of shareholders’ general meeting is adopted and the qualification of such director is approved by the CBIRC and end upon expiry of the term of current session of the Board of Directors. After expiry of a director’s term of office but before a new director is elected and takes office, the retiring director shall continue to perform his duty as a director pursuant to laws, administrative regulations, department rules and these Articles of Association.

The president, vice president and other senior officers may concurrently serve as directors, provided that the total number of directors who concurrently serve as the president, vice president, other senior officers and the total number of directors who are served by employee representatives shall not exceed half of the total number of directors of the Company.

The Chairman and the Vice Chairman shall be elected and changed by more than one-half of all of the members of the Board of Directors. The term of office of each of the Chairman and the Vice Chairman is three (3) years, which term is renewable upon re-election.

Subject to compliance with all relevant laws and administrative regulations, the shareholders’ general meeting may by ordinary resolution change any director who is not employee representative before the expiration of his term of office (however, the director’s right to make claims pursuant to any contract shall not be affected thereby).

The directors shall not be required to hold shares of the Company.

If the directors fail to meet the qualifications or conditions as specified by laws, regulations and regulatory requirements during their term of office, the Company shall dismiss them from their positions.

No.	Provisions of the Existing Articles of Association	Provisions of the Revised Articles of Association

42

Article 125 A director may resign before expiry of his term of office, subject to submission of a written resignation report to the Board of Directors. The Board of Directors will disclose relevant information within two (2) days.

If the number of the Company’s directors is less than the quorum as required by law due to a director’s resignation, such resigning director shall continue to perform his duty as a director pursuant to laws, administrative regulations, department rules and these Articles of Association until a new director is elected and takes office.

Except for the case mentioned in the preceding paragraph, resignation of directors shall take effect immediately upon the Board of Directors’ receipt of the written resignation report.

Article 130 A director may resign before expiry of his term of office, subject to submission of a written resignation report to the Board of Directors. The Board of Directors will disclose relevant information within two (2) days.

If the number of the Company’s directors is less than the quorum as required by law due to a director’s resignation, such resigning director shall continue to perform his duty as a director pursuant to laws, administrative regulations, department rules and these Articles of Association until a new director is elected and takes office.

Except for the case mentioned in the preceding paragraph, resignation of directors shall take effect immediately upon the Board of Directors’ receipt of the written resignation report.

Upon resignation or expiry of the tenure of a director, such director shall duly complete all formalities in relation to handover, and the faithful duties owed by such director to the Company and shareholders shall not be released and shall remain effective within five (5) years from the expiry of his/her tenure.

43	Article 128 An independent director means a director who does not have any function in the Company other than being a director and has no relationship with the Company and its controlling shareholder or actual controller which may prejudice such director’s independent judgment on the Company’s affairs. (This definition is quoted from Article 2 of the Interim Measures for the Administration of Insurance Companies’ Independent Directors.)	Article 133 An independent director means a director who does not have any function in the Company other than being a director and has no relationship with the Company and its controlling shareholder or actual controller which may prejudice such director’s independent judgment on the Company’s affairs.

No.	Provisions of the Existing Articles of Association	Provisions of the Revised Articles of Association

44	Article 129 An independent director shall possess the qualification for serving as an independent director of a listed insurance company as specified by laws, administrative regulations and regulatory requirements.	Article 134 An independent director shall have high professional competence and reputation, and shall also meet the qualification requirements for serving as an independent director of a listed insurance company as specified by laws, administrative regulations and regulatory requirements.

45

Article 130 Any of the following persons shall not serve as an independent director of the Company:

(1)   a person who has worked in an entity holding more than 5% of shares of the Company or in any of the top ten (10) shareholders of the Company in the past three (3) years, and such person’s close relatives;

(2)   a person who has worked in the Company or any enterprises actually controlled by the Company in the past three (3) years, and such person’s close relatives;

(3)   a person who has provided the Company with legal, audit, actuarial or management consulting services in the past one (1) year;

(4)   a person serving as a partner, controlling shareholder or senior officer of any banking, legal, consulting, or audit institutions which have business relationship with the Company; or

(5)   other person whose independent judgment, in the opinion of regulatory authorities, may be compromised.

Article 135 Any of the following persons shall not serve as an independent director of the Company:

(1)   a person who has worked in an entity holding more than 5% of shares of the Company or in any of the top ten (10) shareholders of the Company in the past three (3) years, and such person’s close relatives;

(2)   a person who has worked in the Company or any enterprises actually controlled by the Company in the past three (3) years, and such person’s close relatives;

(3)   a person who has provided the Company with legal, audit, actuarial or management consulting services in the past two (2) years;

(4)   a person serving as a partner, controlling shareholder or senior officer of any banking, legal, consulting, or audit institutions which have business relationship with the Company in the past two (2) years; or

(5)   other person whose independent judgment, in the opinion of regulatory authorities, may be compromised.

No.	Provisions of the Existing Articles of Association	Provisions of the Revised Articles of Association

46

Article 131 The Board of Directors, the Board of Supervisors or any shareholder(s) individually or jointly holding more than 3% of the issued shares of the Company may nominate candidates for independent directors who shall be appointed upon being elected at the shareholders’ general meeting, provided that each such shareholder may nominate only one (1) candidate for independent directors.

At least one-third of members of the Board of Directors of the Company shall be independent directors, including at least one (1) accounting professional.

Article 136 The Board of Directors, the nomination and remuneration committee of the Board of Directors, the Board of Supervisors or any shareholder(s) individually or jointly holding more than 3% of the issued shares of the Company may nominate candidates for independent directors who shall be appointed upon being elected at the shareholders’ general meeting.

At least one-third of members of the Board of Directors of the Company shall be independent directors, including at least one (1) accounting professional.

47

Article 132 The term of office of independent directors is the same as that of other directors of the Company, and may be renewed upon re-election when it expires, provided that an independent director shall not serve for more than six (6) consecutive years.

An independent director shall not be removed before the expiry of his term of office without a justifiable cause. If any independent director is removed prior to the expiration date, the Company shall disclose such removal as a special disclosure matter.

Article 137 The term of office of independent directors is the same as that of other directors of the Company, and may be renewed upon re-election when it expires, provided that an independent director shall not serve for more than six (6) consecutive years.

An independent director shall not be removed before the expiry of his term of office without a justifiable cause. If any independent director is removed prior to the expiration date, the Company shall disclose such removal as a special disclosure matter.

The removal of an independent director shall be decided by a shareholders’ general meeting. The Company shall notify such independent director in writing of the reasons of the removal and his corresponding rights at least fifteen (15) days prior to the convening of the shareholders’ general meeting. A resolution on the removal of an independent director at the shareholders’ general meeting shall be passed by votes representing over two-thirds of the voting rights held by the shareholders present at the meeting. The independent director shall have the right to provide an explanation and make a representation before voting.

No.	Provisions of the Existing Articles of Association	Provisions of the Revised Articles of Association

48

Article 133 In addition to the powers and functions granted to directors by the Company Law and other applicable laws, regulations, regulatory requirements and these Articles of Association, an independent director shall also diligently review the following matters:

(1)   material connected transactions of the Company (defined according to the standards issued by regulatory authority of the place where the Company is listed from time to time);

(2)   nomination, appointment and dismissal of directors and appointment and dismissal of senior officers of the Company;

(3)   remunerations of directors and senior officers of the Company;

(4)   profit distribution plan;

(5)   any material transaction such as investment, lease, purchase and sale of assets and guarantee not provided in business plan; and

(6)   other matters that may have material effects on the interests of the Company, the insured and minority shareholders.

Article 138 In addition to the powers and functions granted to directors by the Company Law and other applicable laws, regulations, regulatory requirements and these Articles of Association, an independent director shall also have the following powers and functions:

(1)   to review the fairness of material connected transactions of the Company (defined according to the standards issued by regulatory authority of the place where the Company is listed from time to time), implementation of internal audit procedures and impacts on the interests of the insured. Opinions shall be provided by independent directors in writing on any problems found in the connected transactions reviewed. In addition to the circumstances where an independent financial advisor must be engaged to issue a report pursuant to the listing rules of the place where the Company is listed, if more than two independent directors deem necessary, they may engage an intermediary to provide independent financial advisor report as the basis of their opinions;

(2)   to propose to the Board to convene an extraordinary general meeting by more than half of but no less than two (2) independent directors;

(3)   to propose to convene a meeting of the Board of Directors by more than two (2) independent directors;

(4)   to independently engage external auditing firms and consultancy firms; and

(5)   other powers and functions as specified by laws, regulations, regulatory requirements and these Articles of Association.

No.	Provisions of the Existing Articles of Association	Provisions of the Revised Articles of Association

Independent directors shall provide independent opinions on the matters discussed at shareholders’ general meetings and meetings of the Board of Directors in an objective and fair manner. In particular, they shall give their opinions to the Board of Directors or the shareholders’ general meeting on the following matters:

(1)   material connected transactions;

(2)   nomination, appointment and dismissal of directors and appointment and dismissal of senior officers of the Company;

(3)   remunerations of directors and senior officers of the Company;

(4)   profit distribution plan;

(5)   any material transaction such as investment, lease, purchase and sale of assets and guarantee not provided in business plan;

(6)   other matters that may have material effects on the interests of the Company, the insured and minority shareholders; and

(7)   other matters as specified by laws, regulations, regulatory requirements or these Articles of Association.

49

Article 134 An independent director shall give any of the following opinions regarding the above matters: consent; reservation and the reason; objection and the reason; unable to give opinion and the reason.

Where relevant matters are required to be disclosed, the Company shall announce the opinions of the independent directors. If the independent directors fail to agree on a particular matter, the Board of Directors shall disclose the opinion of each independent director.

Article 139 An independent director shall give any of the following opinions regarding the above matters: consent; reservation and the reason; objection and the reason; unable to give opinion and the reason.

Where independent directors abstain or vote against the above matters, or consider that there are obstacles in expressing their opinions, they shall give written opinions to the Company and report to the CBIRC.

Where relevant matters are required to be disclosed, the Company shall announce the opinions of the independent directors. If the independent directors fail to agree on a particular matter, the Board of Directors shall disclose the opinion of each independent director.

No.	Provisions of the Existing Articles of Association	Provisions of the Revised Articles of Association

50	Article 137 If an independent director fails to attend three (3) consecutive meetings of the Board of Directors in person, the Board of Directors may propose the replacement of such independent director at a shareholders’ general meeting.

Article 142 If an independent director fails to attend three (3) consecutive meetings of the Board of Directors in person, the Board of Directors may propose the replacement of such independent director at a shareholders’ general meeting.

Where an independent director fails to attend two (2) meetings of the Board of Directors in person within one year, the Company shall issue to him a written reminder.

Where an independent director is given two (2) reminders within a term of office, he shall not be re-elected.

51

Article 140 The Board of Directors shall be accountable to the shareholders in general meeting, and shall exercise the following functions and powers:

(1)   to be responsible for the convening of the shareholders’ general meeting and to report its work to the shareholders in general meetings;

(2)   to implement the resolutions passed by the shareholders in general meetings;

(3)   to determine the Company’s business plans and investment proposals;

(4)   to formulate the Company’s preliminary and final annual financial budgets;

(5)   to formulate the Company’s profit distribution proposal and loss recovery proposal;

(6)   to formulate proposals for the increase or reduction of the Company’s registered capital and for the issuance of the Company’s debentures or other securities and listing;

Article 145 The Board of Directors shall be accountable to the shareholders in general meeting, and shall exercise the following functions and powers:

(1)   to be responsible for the convening of the shareholders’ general meeting and to report on its work to the shareholders in general meetings;

(2)   to implement the resolutions passed by the shareholders in general meetings;

(3)   to determine the Company’s business plans and investment proposals;

(4)   to formulate the Company’s preliminary and final annual financial budgets;

(5)   to formulate the Company’s profit distribution proposal and loss recovery proposal;

(6)   to formulate proposals for the increase or reduction of the Company’s registered capital and for the issuance of the Company’s debentures or other negotiable securities and listing;

No.	Provisions of the Existing Articles of Association	Provisions of the Revised Articles of Association

(7)   to formulate plans for major acquisition, acquisition of stocks of the Company, or merger, division, dissolution and change of the form of the Company;

(8)   to determine, to the extent authorized by the shareholders’ general meeting, on such matters as the external investments, acquisition or sale of assets, pledge of assets, entrusted wealth management and connected transactions of the Company;

(9)   to decide on the establishment of the Company’s internal management organizations;

(10)  to appoint or remove the Company’s president or secretary to the Board of Directors, and to appoint or remove the vice president(s) and other senior officers (excluding the secretary to the Board of Directors) based on the nomination of the president, and to decide on their remuneration;

(11)  to formulate the Company’s basic management system;

(12)  to formulate proposals for any amendment to the Company’s Articles of Association;

(13)  to manage the information disclosure of the Company;

(14)  to propose to the shareholders’ general meeting for retaining or replacing the accounting firm that conduct audits for the Company;

(15)  to hear the work report of the Company’s president and to inspect the work of the president; and

(16)  to exercise any other powers and functions conferred by laws, administrative regulations, departmental rules, these Articles of Association or shareholders’ general meetings.

(7)   to formulate plans for major acquisition, acquisition of shares of the Company, or merger, division, dissolution and change of the form of the Company;

(8)   to consider and approve, to the extent authorized by the shareholders’ general meeting (except those that are not required for authorization), such matters as the management of assets and liabilities, external investments, acquisition of assets, disposal and write-off of assets, pledge of assets, entrusted wealth management and connected transactions of the Company;

(9)   to decide on the establishment of the Company’s internal management organizations;

(10)  to appoint or remove the Company’s president or secretary to the Board of Directors, and to appoint or remove the vice president(s) and other senior officers (excluding the secretary to the Board of Directors) based on the nomination of the president, and to decide on their remuneration, reward and punishment;

(11)  to formulate the Company’s basic management system, to formulate the Procedural Rules for the Shareholders’ General Meetings and the Procedural Rules for the Board of Directors’ Meetings, and to review the work rules of the professional committees of the Board of Directors;

(12)  to formulate proposals for any amendment to the Company’s Articles of Association;

(13)  to manage the information disclosure of the Company;

(14)  to propose to the shareholders’ general meeting for retaining or replacing the accounting firm that conduct audits for the Company;

No.	Provisions of the Existing Articles of Association	Provisions of the Revised Articles of Association

Other than the Board of Directors’ resolutions in respect of the matters specified in sub-paragraphs (6), (7) and (12) of this Article which shall be passed by the affirmative vote of more than two-thirds of all directors, the Board of Directors’ resolutions in respect of all other matters may be passed by the affirmative vote of a simple majority of all directors, unless otherwise provided by applicable laws, administrative regulations, departmental rules, or these Articles of Association.

The said functions and powers of the Board of Directors shall not, in principle, be delegated to the Chairman of the Board of Directors, directors or other individuals or entities. If it is necessary to delegate decision-making right on certain matters, such delegation shall be made legally by means approved by resolutions of the Board of Directors. Delegation shall be made on a case by case basis, and no function of the Board of Directors shall be delegated generally or permanently to other entities or individuals.

Statutory functions and powers of the Board of Directors shall not be modified or deprived of by any provisions of these Articles of Association, any resolutions of the shareholders’ general meeting, or in any other manner.

(15)  to hear the work report of the Company’s president and to inspect the work of the president; and

(16)  to exercise any other powers and functions conferred by laws, administrative regulations, departmental rules, these Articles of Association or shareholders’ general meetings.

Other than the Board of Directors’ resolutions in respect of the matters specified in sub-paragraphs (6), (7), (8) and (12) of this Article which shall be passed by the affirmative vote of more than two-thirds of all directors, the Board of Directors’ resolutions in respect of all other matters may be passed by the affirmative vote of a simple majority of all directors, unless otherwise provided by applicable laws, administrative regulations, departmental rules, or these Articles of Association.

The said functions and powers of the Board of Directors shall be exercised by the Board of Directors collectively. The statutory functions and powers of the Board of Directors shall not, in principle, be delegated to the Chairman of the Board of Directors, directors or other individuals or entities. If it is necessary to delegate decision-making right on certain matters, such delegation shall be made legally by means approved by resolutions of the Board of Directors. Delegation shall be made on a case by case basis, and no function of the Board of Directors shall be delegated generally or permanently to other entities or individuals.

The Board of Directors shall give an explanation to the shareholders’ general meeting in respect of the qualified audit opinions issued by a certified public accountant on the financial reports of the Company.

Statutory functions and powers of the Board of Directors shall not be modified or deprived of by any provisions of these Articles of Association, any resolutions of the shareholders’ general meeting, or in any other manner.

No.	Provisions of the Existing Articles of Association	Provisions of the Revised Articles of Association

52		Article 146 The opinions of the Party Committee of the Company shall be heard before the Board of Directors decides on material issues of the Company.

53

Article 143 The Chairman of the Board of Directors shall exercise the following powers:

(1)   to preside over shareholders’ general meetings and to convene and preside over meetings of the Board of Directors;

(2)   to check on the implementation of resolutions passed by the Board of Directors;

(3)   to sign the securities certificates issued by the Company; and

(4)   to exercise other powers conferred by the Board of Directors.

When the Chairman is unable to perform his duties, he may appoint the Vice Chairman or an executive director to perform his duties.

Article 149 The Chairman of the Board of Directors shall exercise the following powers:

(1)   to preside over shareholders’ general meetings and to convene and preside over meetings of the Board of Directors;

(2)   to check on the implementation of resolutions passed by the Board of Directors;

(3)   to sign the securities certificates issued by the Company; and

(4)   to exercise other powers conferred by the Board of Directors.

When the Chairman is unable to perform or does not perform his duties, the duties shall be performed by the Vice Chairman. When the Vice Chairman is unable to perform or does not perform his duties, a director jointly elected by more than half of the directors shall perform his duties.

In the event that the Chairman is unable to perform or does not perform his duties, which affects the normal operation of the Company, the Board of Directors of the Company shall re-elect the Chairman pursuant to the requirements of these Articles of Association.

54	Article 145 Notice of regular and special meetings of the Board of Directors may be delivered by hand, facsimile, express delivery service, registered mail or email. Deadlines for serving the notices: at least fourteen (14) days in advance of regular meetings; special meetings may be less than fourteen (14) days but shall not be less than two (2) days.	Article 151 Notice of regular and special meetings of the Board of Directors may be delivered by hand, facsimile, express delivery service, registered mail or email. Deadlines for serving the notices: at least fourteen (14) days in advance of regular meetings; special meetings may be less than fourteen (14) days but shall not be less than three (3) days.

No.	Provisions of the Existing Articles of Association	Provisions of the Revised Articles of Association

55	Article 147 Any regular or special meeting of the Board of Directors may be held by way of telephone conference or similar communication equipment so long as all directors participating in the meeting can clearly hear and communicate with each other. All such directors shall be deemed to be present in person at the meeting.

Article 153 Any regular or special meeting of the Board of Directors may be held physically and through telecommunications (by way of telephone conference or similar communication equipment). So long as it can ensure the real-time communications and discussions among all directors participating in the meeting, all such directors shall be deemed to be present in person at the meeting.

Matters that shall not be voted at the meetings of the Board of Directors convened by telecommunications shall include but not limited to the profit distribution plan, remuneration plan, material investments and asset disposal, appointment and dismissal of senior officers, and other proposals involving the risk management of the Company.

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Article 148 Meetings of the Board of Directors shall be held only if more than half of the directors (including any director who has been appointed by another director to attend the meeting on his behalf pursuant to Article 150 of the Company’s Articles of Association) are present.

Each director shall have one (1) vote. Unless otherwise provided for in the Company’s Articles of Association, a resolution of the Board of Directors must be passed by the majority of the directors of the Company. No resolution of the Board of Directors concerning any connected transaction will become effective without the signatures of the independent (non-executive) directors.

Where there is an equality of votes cast both for and against a resolution, the Chairman of the Board of Directors shall have no more casting vote.

Article 154 Meetings of the Board of Directors shall be held only if more than half of the directors (including any director who has appointed another director to attend the meeting on his behalf pursuant to Article 156 of the Company’s Articles of Association) are present.

Each director shall have one (1) vote. Unless otherwise provided for in the Company’s Articles of Association, a resolution of the Board of Directors must be passed by the majority of the directors of the Company. No resolution of the Board of Directors concerning any connected transaction will become effective without the signatures of the independent (non-executive) directors.

Where there is an equality of votes cast both for and against a resolution, the Chairman of the Board of Directors shall have no more casting vote.

No.	Provisions of the Existing Articles of Association	Provisions of the Revised Articles of Association

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Article 149 Subject to the exceptions as specifically provided, a director shall not vote on any resolution of the Board of Directors approving any contract or arrangement or any other proposal in which he or any of his associates has a material interest, nor shall he exercise voting rights on behalf of other directors. He shall not be counted in the quorum present at such meeting.

Such meetings of the Board of Directors shall be convened with more than half of the directors present who are not connected, and the decisions made at the meetings of the Board of Directors shall be approved by more than half of the directors who are not connected. If the number of directors attending the meetings of the Board of Directors who are not connected is less than three (3), such matters shall be submitted to the shareholders’ general meeting for approval.

Article 155 Subject to the exceptions as specifically provided, a director shall not vote on any resolution of the Board of Directors approving any contract or arrangement or any other proposal in which he or any of his close associates has a material interest, nor shall he exercise voting rights on behalf of other directors. He shall not be counted in the quorum present at such meeting.

Such meetings of the Board of Directors shall be convened with more than half of the directors present who are not connected, and the decisions made at the meetings of the Board of Directors shall be approved by more than two-thirds of the directors who are not connected. If the number of directors attending the meetings of the Board of Directors who are not connected is less than three (3), such matters shall be submitted to the shareholders’ general meeting for approval.

In considering the matters concerning connected transactions by the Board of Directors, connected directors can neither exercise their voting rights, nor act on behalf of other directors to exercise voting rights.

The Board of Directors shall report annually to the shareholders’ general meeting on the status of connected transactions and the implementation of the connected transaction management system.

58	Article 151 In respect of any matter to be determined by the Board of Directors at a special meeting of the Board of Directors, where the Board of Directors has already sent out in writing the draft resolution to be decided at such meeting and the number of directors who have signed to approve such proposals satisfies the requirements set out in Article 148 of this Chapter, a valid resolution shall be deemed to be passed, and no Board of Directors’ meeting is required to be held.	Article 157 In respect of any matter to be determined by the Board of Directors at a special meeting of the Board of Directors, where the Board of Directors has already sent out in writing the draft resolution to be decided at such meeting and the number of directors who have signed to approve such proposals satisfies the requirements set out in Article 154 of this Chapter, a valid resolution shall be deemed to be passed, and no Board of Directors’ meeting is required to be held.

No.	Provisions of the Existing Articles of Association	Provisions of the Revised Articles of Association

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Article 157 The Company’s Board of Directors shall have four (4) special committees, namely, the audit committee, the risk management committee, the nomination and remuneration committee, and the strategy and investment decision committee.

Functions of special committees of the Board of Directors shall be defined by resolutions of the Board of Directors in accordance with applicable laws, administrative regulations and regulatory rules.

Article 163 The Company’s Board of Directors shall have four (4) special committees, namely, the audit committee, the risk management committee, the nomination and remuneration committee, and the strategy and assets and liabilities management committee.

Functions of special committees of the Board of Directors shall be defined by resolutions of the Board of Directors in accordance with applicable laws, administrative regulations and regulatory rules.

60	Article 158 The audit committee shall be composed of three (3) to five (5) directors, the risk management committee shall be composed of three (3) to seven (7) directors, the nomination and remuneration committee shall be composed of three (3) to seven (7) directors, and the strategy and investment decision committee shall be composed of three (3) to seven (7) directors.	Article 164 The audit committee shall be composed of three (3) to five (5) directors, the risk management committee shall be composed of three (3) to seven (7) directors, the nomination and remuneration committee shall be composed of three (3) to seven (7) directors, and the strategy and assets and liabilities management committee shall be composed of three (3) to seven (7) directors.

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Article 160 The president shall be accountable to the Board of Directors, and shall exercise the following functions and powers:

(1)   to be in charge of the Company’s production, operation and management, and to organize the implementation of the resolutions of the Board of Directors;

(2)   to organize the implementation of the Company’s annual business plan and investment proposals;

(3)   to draft plans for the establishment of the Company’s internal management organizations;

(4)   to draft the Company’s basic management system;

(5)   to formulate basic rules and regulations for the Company;

Article 166 The president shall be accountable to the Board of Directors, and shall exercise the following functions and powers:

(1)   to be in charge of the Company’s production, operation and management, and to organize the implementation of the resolutions of the Board of Directors;

(2)   to organize the implementation of the Company’s annual business plan and investment proposals;

(3)   to draft plans for the establishment of the Company’s internal management organizations;

(4)   to draft the Company’s basic management system;

(5)   to propose the appointment or dismissal by the Board of Directors of the Company’s vice president(s) and other senior officers (except for the secretary to the Board of Directors);

No.	Provisions of the Existing Articles of Association	Provisions of the Revised Articles of Association

(6)   to propose the appointment or dismissal by the Board of Directors of the Company’s vice president(s) and other senior officers (except for the secretary to the Board of Directors);

(7)   to appoint or dismiss management personnel other than those required to be appointed or dismissed by the Board of Directors; and

(8)   other functions and powers conferred by the Company’s Articles of Association and the Board of Directors.

(6)   to appoint or dismiss management personnel other than those required to be appointed or dismissed by the Board of Directors; and

(7)   other functions and powers conferred by the Company’s Articles of Association and the Board of Directors.

When the president is unable to perform or does not perform his duties, the provisional person-in-charge designated by the Board of Directors shall perform his duties on his behalf. In the event that the president is unable to perform or does not perform his duties, which affects the normal operation of the Company, the Company shall re-elect the president pursuant to the requirements of these Articles of Association.

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Article 167 The Board of Supervisors shall be composed of five (5) supervisors. One of the members of the Board of Supervisors shall act as the Chairman. Each supervisor shall serve for a term of three (3) years, which term is renewable upon re-election.

The election or removal of the Chairman of the Board of Supervisors shall be determined by two-thirds or more of the members of the Board of Supervisors.

The Chairman of the Board of Supervisors shall serve for a term of three (3) years, which term is renewable upon re-election.

Article 173 The Board of Supervisors shall be composed of five (5) supervisors. One of the members of the Board of Supervisors shall act as the Chairman. Each supervisor shall serve for a term of three (3) years, which term is renewable upon re-election.

The election or removal of the Chairman of the Board of Supervisors shall be determined by two-thirds or more of the members of the Board of Supervisors.

The Chairman of the Board of Supervisors shall serve for a term of three (3) years, which term is renewable upon re-election.

Supervisors of the Company shall have good character and reputation, possess the expertise and working experience commensurate with their duties, and satisfy the conditions specified by laws and regulations and the CBIRC.

No.	Provisions of the Existing Articles of Association	Provisions of the Revised Articles of Association

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Article 172 The Board of Supervisors shall be accountable to the shareholders in a general meeting, and shall exercise the following functions and powers in accordance with law:

(1)   to review the Company’s financial position;

(2)   to supervise the directors, president, vice presidents and other senior officers of the Company to ensure that they do not act in contravention of any laws, administrative regulations or the Company’s Articles of Association when they perform their duties;

(3)   to demand any director, president, vice president or other senior officer of the Company to make rectifications when his acts impair the interest of the Company;

(4)   to check the financial information, such as the financial report, business report and profit distribution plan, to be submitted by the Board of Directors to the shareholders’ general meetings, and to engage, in the Company’s name, public certified accountants and practicing auditors to assist with the re-examination of such information in case of any doubt;

(5)   to propose to convene an extraordinary general meeting, and to convene and preside over shareholders’ general meetings when the Board of Directors fails to perform its duty to do so as required by the Company Law;

(6)   to submit motions to shareholders’ general meetings;

(7)   to represent the Company in negotiations with, or in bringing actions against, a director;

(8)   to initiate legal proceedings against any director or senior officer according to Article 151 of the Company Law;

Article 178 The Board of Supervisors shall be accountable to the shareholders in a general meeting, and shall exercise the following functions and powers in accordance with law:

(1)   to review the Company’s financial position;

(2)   to nominate independent directors;

(3)   to supervise the directors, president, vice presidents and other senior officers of the Company to ensure that they do not act in contravention of any laws, administrative regulations or the Company’s Articles of Association when they perform their duties;

(4)   to demand any director, president, vice president or other senior officer of the Company to make rectifications when his acts impair the interest of the Company;

(5)   to check the financial information, such as the financial report, business report and profit distribution plan, to be submitted by the Board of Directors to the shareholders’ general meetings, and to engage, in the Company’s name, public certified accountants and practicing auditors to assist with the re-examination of such information in case of any doubt;

(6)   to propose to convene an extraordinary general meeting, and to convene and preside over shareholders’ general meetings when the Board of Directors fails to perform its duty to do so as required by the Company Law;

(7)   to submit motions to shareholders’ general meetings;

(8)   to initiate legal proceedings against any director or senior officer according to the relevant requirements of the Company Law;

No.	Provisions of the Existing Articles of Association	Provisions of the Revised Articles of Association

(9)   to investigate any unusual operation of the Company, and if necessary, to engage an accounting firm, a law firm or any professional organization to assist its work at the expenses of the Company; and

(10)  such other functions and powers as provided by laws, regulations and the Company’s Articles of association.

Supervisors shall attend meetings of the Board of Directors and may raise queries or proposals regarding matters discussed at such meetings.

(9)   to investigate any unusual operation of the Company, and if necessary, to engage an accounting firm, a law firm or any professional organization to assist its work at the expenses of the Company; and

(10)  such other functions and powers as provided by laws, regulations and the Company’s Articles of association.

Supervisors shall attend meetings of the Board of Directors and may raise queries or proposals regarding matters discussed at such meetings.

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Article 177 The Board of Supervisors shall formulate the Procedural Rules for the Board of Supervisors’ Meetings to ensure that the Board of Supervisors works efficiently and make decisions in a scientific manner.

The Procedural Rules for the Board of Supervisors’ Meetings shall be formulated by the Board of Supervisors of the Company, considered and approved at the shareholders’ general meeting and attached to these Articles of Association as an appendix.

Article 183 The Procedural Rules for the Board of Supervisors’ Meetings shall be formulated by the Board of Supervisors of the Company, considered and approved at the shareholders’ general meeting and attached to these Articles of Association as an appendix to ensure that the Board of Supervisors works efficiently and make decisions in a scientific manner.

65	Article 178 Directors, supervisors and senior officers of the Company shall satisfy the requirements for the qualification of their respective positions under applicable laws, administrative regulations, rules and regulatory requirements.	Article 184 Directors, supervisors and senior officers of the Company shall satisfy the requirements for the qualification of their respective positions under applicable laws, administrative regulations, rules and regulatory requirements, and their qualifications shall be approved by the CBIRC before they assume office.

66	Article 186 The shareholders with full knowledge of the relevant circumstances may at the general meeting relieve a director, supervisor, president, vice president and any other senior officer of the Company of his liability as a result of his violation of any specific duty, save for the circumstances specified in Article 55 of the Company’s Articles of Association.	Article 192 The shareholders with full knowledge of the relevant circumstances may at the general meeting relieve a director, supervisor, president, vice president and any other senior officer of the Company of his liability as a result of his violation of any specific duty, save for the circumstances specified in Article 60 of the Company’s Articles of Association.

No.	Provisions of the Existing Articles of Association	Provisions of the Revised Articles of Association

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Article 192 A guarantee for the repayment of a loan which has been provided by the Company in breach of paragraph (1) of Article 190 shall not be enforceable against the Company, save for the following circumstances:

(1)   the guarantee was provided in connection with a loan made to an Associate of any of the directors, supervisors, president, vice presidents and other senior officers of the Company or its holding company and the lender of such funds did not know of the relevant circumstances at the time of the loan; or

(2)   the collateral provided by the Company has already been lawfully disposed of by the lender to a bona fide purchaser.

Article 198 A guarantee for the repayment of a loan which has been provided by the Company in breach of paragraph (1) of Article 196 shall not be enforceable against the Company, save for the following circumstances:

(1)   the guarantee was provided in connection with a loan made to an Associate of any of the directors, supervisors, president, vice presidents and other senior officers of the Company or its holding company and the lender of such funds did not know of the relevant circumstances at the time of the loan; or

(2)   the collateral provided by the Company has already been lawfully disposed of by the lender to a bona fide purchaser.

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Article 196 Contracts between the Company and its directors or supervisors with respect to emolument shall provide that in the event that the Company is to be acquired by others, the Company’s directors and supervisors shall, subject to the prior approval of shareholders in a general meeting, have the right to receive compensation or other payment in respect of his loss of office or retirement. For the purposes of the preceding sentence, the acquisition of the Company includes any of the following:

(1)   a tender offer made by any person to all the shareholders; or

(2)   a tender offer made by any person with the aim of making the offeror become a controlling shareholder. The definition of controlling shareholder shall be the same as that defined in Article 56 of the Company’s Articles of Association.

Article 202 Contracts between the Company and its directors or supervisors with respect to emolument shall provide that in the event that the Company is to be acquired by others, the Company’s directors and supervisors shall, subject to the prior approval of shareholders in a general meeting, have the right to receive compensation or other payment in respect of his loss of office or retirement. For the purposes of the preceding sentence, the acquisition of the Company includes any of the following:

(1)   a tender offer made by any person to all the shareholders; or

(2)   a tender offer made by any person with the aim of making the offeror become a controlling shareholder. The definition of controlling shareholder shall be the same as that defined in Article 61 of the Company’s Articles of Association.

No.	Provisions of the Existing Articles of Association	Provisions of the Revised Articles of Association

	If the relevant director or supervisor does not comply with this Article, any sum so received by him shall belong to those persons who have sold their shares as a result of such offer. The expenses incurred in distributing such sum on a pro rata basis amongst such persons shall be borne by the relevant director or supervisor and shall not be paid out of such sum.	If the relevant director or supervisor does not comply with this Article, any sum so received by him shall belong to those persons who have sold their shares as a result of such offer. The expenses incurred in distributing such sum on a pro rata basis amongst such persons shall be borne by the relevant director or supervisor and shall not be paid out of such sum.

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Article 197 The Company shall have a chief financial officer. The chief financial officer shall report to the Board of Directors and the president.

The chief financial officer shall perform the following duties:

(1)   responsible for financial accounting and preparing financial report, establishing and maintaining an internal control system in connection with financial report, and responsible for the authenticity of financial and accounting information;

(2)   responsible for financial management, including budget management, cost control, fund management, distribution of proceeds, business performance evaluation, etc.;

(3)   responsible for solvency management and participating in risk management;

(4)   participating in material operation and management activities such as strategic planning;

(5)   reviewing and signing related data and reports for public disclosure pursuant to laws, administrative regulations and relevant regulatory requirements; and

(6)   performing other duties as required by the CIRC or according to law.

Article 203 The Company shall have a chief financial officer. The chief financial officer shall report to the Board of Directors and the president.

The chief financial officer shall perform the following duties:

(1)   responsible for financial accounting and preparing financial report, establishing and maintaining an internal control system in connection with financial report, and responsible for the authenticity of financial and accounting information;

(2)   responsible for financial management, including budget management, cost control, fund management, distribution of proceeds, business performance evaluation, etc.;

(3)   responsible for solvency management and participating in risk management;

(4)   participating in material operation and management activities such as strategic planning;

(5)   reviewing and signing related data and reports for public disclosure pursuant to laws, administrative regulations and relevant regulatory requirements; and

(6)   performing other duties as required by the CBIRC or according to law.

No.	Provisions of the Existing Articles of Association	Provisions of the Revised Articles of Association

For at least once every half year, the Board of Directors shall hear the report from the chief financial officer on certain matters including the insurance company’s financial condition, operating results and issues necessary to be attentive to.

Prior to signing documents such as financial reports and solvency reports, the chief financial officer shall seek opinion in writing from senior officers in charge of related business such as actuarial science, investment and risk management.

If the conducts of the Company fall into the following conditions, the chief financial officer shall, in accordance with his duties, promptly raise rectification proposal to the Board of Directors, president or related senior officers. If the Board of Directors or president fails to take measures for rectification, the chief financial officer shall report to the CIRC and shall have the right to refuse to sign on related documents:

(1)   operating activities or financial and accounting reports seriously violate laws, administrative regulations or regulatory provisions on insurance;

(2)   conducts seriously violate the legitimate rights of policyholders and the insured; or

(3)   conducts of other senior officers of the insurance company violate the legitimate rights of the insurance company, which may cause material damage to the operation of the insurance company.

The chief financial officer shall have the right to obtain related information such as data, documents and materials necessary to perform his duties. Relevant departments and personnel of the Company shall not illegitimately interfere, conceal information or provide false information. The chief financial officer shall have the right to be present at the meetings of the Board of Directors in connection with his duties.

For at least once every half year, the Board of Directors shall hear the report from the chief financial officer on certain matters including the insurance company’s financial condition, operating results and issues necessary to be attentive to.

Prior to signing documents such as financial reports and solvency reports, the chief financial officer shall seek opinion in writing from senior officers in charge of related business such as actuarial science, investment and risk management.

If the conducts of the Company fall into the following conditions, the chief financial officer shall, in accordance with his duties, promptly raise rectification proposal to the Board of Directors, president or related senior officers. If the Board of Directors or president fails to take measures for rectification, the chief financial officer shall report to the CBIRC and shall have the right to refuse to sign on related documents:

(1)   operating activities or financial and accounting reports seriously violate laws, administrative regulations or regulatory provisions on insurance;

(2)   conducts seriously violate the legitimate rights of policyholders and the insured; or

(3)   conducts of other senior officers of the insurance company violate the legitimate rights of the insurance company, which may cause material damage to the operation of the insurance company.

The chief financial officer shall have the right to obtain related information such as data, documents and materials necessary to perform his duties. Relevant departments and personnel of the Company shall not illegitimately interfere, conceal information or provide false information. The chief financial officer shall have the right to be present at the meetings of the Board of Directors in connection with his duties.

No.	Provisions of the Existing Articles of Association	Provisions of the Revised Articles of Association

70	Chapter 16 Financial and Accounting Systems and Profit Distribution	Chapter 17 Financial and Accounting Systems, Profit Distribution and Audit

71

Article 203 The Company’s financial reports shall be made available for shareholders’ inspection at the Company twenty (20) days before the date of an annual general meeting. Each shareholder of the Company shall be entitled to obtain a copy of the financial reports referred to in this Chapter.

Unless otherwise provided by paragraph 2 of Article 252 of the Company’s Articles of Association, the Company shall deliver to each shareholder of Overseas-Listed Foreign-Invested Shares by prepaid mail at the address registered in the register of shareholders such reports, together with copies of the Board of Directors’ report, not later than twenty-one (21) days before the date of an annual general meeting.

Article 209 The Company’s financial reports shall be made available for shareholders’ inspection at the Company twenty (20) days before the date of an annual general meeting. Each shareholder of the Company shall be entitled to obtain a copy of the financial reports referred to in this Chapter.

Unless otherwise provided by paragraph 2 of Article 259 of the Company’s Articles of Association, the Company shall deliver to each shareholder of Overseas-Listed Foreign-Invested Shares by prepaid mail at the address registered in the register of shareholders such reports, together with copies of the Board of Directors’ report, not later than twenty-one (21) days before the date of an annual general meeting.

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Article 218 The Company shall appoint receiving agents for the holders of the Overseas-Listed Foreign-Invested Shares. Such receiving agents shall receive dividends in respect of the Overseas-Listed Foreign- Invested Shares declared by the Company on behalf of such holders and all other amounts payable to such holders.

The receiving agents appointed by the Company shall meet the relevant requirements of the laws of the jurisdiction where the Company’s shares are listed or the relevant rules of the stock exchanges. The receiving agents appointed for holders of the Overseas-Listed Foreign-Invested Shares listed in Hong Kong shall each be a company registered as a trust company under the Trustee Ordinance of Hong Kong.

Subject to the requirements under relevant laws, regulations and rules of the PRC and applicable rules of the securities regulatory authority of the jurisdiction where the Company’s shares are listed, the Company may exercise the power to forfeit unclaimed dividends, provided that such power shall not be exercised until after the expiration of the applicable limitations period.

Article 224 The Company shall appoint receiving agents for the holders of the Overseas-Listed Foreign-Invested Shares. Such receiving agents shall receive dividends in respect of the Overseas-Listed Foreign- Invested Shares declared by the Company on behalf of such holders and all other amounts payable to such holders.

The receiving agents appointed by the Company shall meet the relevant requirements of the laws of the jurisdiction where the Company’s shares are listed or the relevant rules of the stock exchanges. The receiving agents appointed for holders of the Overseas-Listed Foreign-Invested Shares listed in Hong Kong shall each be a company registered as a trust company under the Trustee Ordinance of Hong Kong.

Subject to the requirements under relevant laws, regulations and rules of the PRC and applicable rules of the securities regulatory authority of the jurisdiction where the Company’s shares are listed, the Company may exercise the power to forfeit unclaimed dividends, provided that such power shall not be exercised until after the expiration of the applicable limitations period.

No.	Provisions of the Existing Articles of Association	Provisions of the Revised Articles of Association

Any amount paid up in advance of calls on any shares by a shareholder may carry interest, but shall not entitle the shareholder to participate in any dividend distribution declared prior to the due date of such amount.

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Article 228 Prior notice shall be given to the accounting firm if the Company decides to remove such accounting firm or not to renew the appointment thereof. Such accounting firm shall be entitled to make representations at the shareholders’ general meeting. Where the accounting firm resigns from its position, it shall make clear to the shareholders in a general meeting whether there has been any impropriety on the part of the Company.

An accounting firm may resign from its position by depositing at the Company’s legal address a resignation notice, which shall become effective on the date of such deposit or on such later date as may be stipulated in such notice. Such notice shall contain the following statements:

(1)   a statement to the effect that there are no circumstances connected with its resignation which it believes should be brought to the notice of the shareholders or creditors of the Company; or

(2)   a statement of any such circumstances.

Where a notice is deposited under the preceding sub-paragraph, the Company shall within fourteen (14) days send a copy of the notice to the relevant governing authority. If the notice contains a statement under the preceding two sub-paragraphs, a copy of such statement shall be placed at the Company for shareholders’ inspection. Unless otherwise provided under paragraph 2 of Article 252 of the Company’s Articles of Association, the Company shall also send a copy of such statement by prepaid mail to every shareholder of Overseas-Listed Foreign-Invested Shares at the address registered in the register of shareholders.

Article 234 Prior notice shall be given to the accounting firm if the Company decides to remove such accounting firm or not to renew the appointment thereof. Such accounting firm shall be entitled to make representations at the shareholders’ general meeting. Where the accounting firm resigns from its position, it shall make clear to the shareholders in a general meeting whether there has been any impropriety on the part of the Company.

An accounting firm may resign from its position by depositing at the Company’s legal address a resignation notice which shall become effective on the date of such deposit or on such later date as may be stipulated in such notice. Such notice shall contain the following statements:

(1)   a statement to the effect that there are no circumstances connected with its resignation which it believes should be brought to the notice of the shareholders or creditors of the Company; or

(2)   a statement of any such circumstances.

Where a notice is deposited under the preceding sub-paragraph, the Company shall within fourteen (14) days send a copy of the notice to the relevant governing authority. If the notice contains a statement under the preceding two sub-paragraphs, a copy of such statement shall be placed at the Company for shareholders’ inspection. Unless otherwise provided under paragraph 2 of Article 259 of the Company’s Articles of Association, the Company shall also send a copy of such statement by prepaid mail to every shareholder of Overseas-Listed Foreign-Invested Shares at the address registered in the register of shareholders.

No.	Provisions of the Existing Articles of Association	Provisions of the Revised Articles of Association

	Where the accounting firm’s notice of resignation contains a statement of circumstances, the accounting firm may require the Board of Directors to convene an extraordinary general meeting for the purpose of receiving an explanation of the circumstances connected with its resignation.	Where the accounting firm’s notice of resignation contains a statement of circumstances, the accounting firm may require the Board of Directors to convene an extraordinary general meeting for the purpose of receiving an explanation of the circumstances connected with its resignation.

74	Chapter 19 The Company’s Relevant Bylaws	Chapter 20 The Company’s Basic Management System

75		Article 241 The Company shall establish a sound system for the protection of the rights and interests of insurance consumers pursuant to the Law of the People’s Republic of China on Protection of Consumer Rights and Interests.

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Article 236 In the event of the merger or division of the Company, a plan shall be presented by the Company’s Board of Directors and shall be approved in accordance with the procedures stipulated in the Company’s Articles of Association. The Company shall then go through the relevant approval process. A shareholder who objects to the plan of merger or division shall have the right to demand the Company or the shareholders who consent to the plan of merger or division to acquire such dissenting shareholders’ shares at a fair price. The contents of the resolution of merger or division of the Company shall constitute special documents which shall be available for inspection by the shareholders of the Company.

Unless otherwise provided by paragraph 2 of Article 252 of the Company’s Articles of Association, the aforesaid documents shall be sent by mail to holders of Overseas-Listed Foreign-Invested Shares to the address registered in the register of shareholders.

Article 243 In the event of the merger or division of the Company, a plan shall be presented by the Company’s Board of Directors and shall be approved in accordance with the procedures stipulated in the Company’s Articles of Association. The Company shall then go through the relevant approval process. A shareholder who objects to the plan of merger or division shall have the right to demand the Company or the shareholders who consent to the plan of merger or division to acquire such dissenting shareholders’ shares at a fair price. The contents of the resolution of merger or division of the Company shall constitute special documents which shall be available for inspection by the shareholders of the Company.

Unless otherwise provided by paragraph 2 of Article 259 of the Company’s Articles of Association, the aforesaid documents shall be sent by mail to holders of Overseas-Listed Foreign-Invested Shares to the address registered in the register of shareholders.

77	Article 239 The Company shall, in accordance with law, apply for change in its registration with the company registration authority where a change in any item in its registration arises as a result of any merger or division. Where the Company is dissolved, the Company shall apply for cancellation of its registration in accordance with law. Where a new company is established, the Company shall apply for registration thereof in accordance with law.	Article 246 The Company shall, in accordance with law, apply for change in its registration with the company registration authority where a change in any item in its registration arises as a result of any merger or division. Where the Company is dissolved, the Company shall apply for cancellation of its registration in accordance with law. Where a new company is established, the Company shall apply for registration thereof in accordance with law.

No.	Provisions of the Existing Articles of Association	Provisions of the Revised Articles of Association

Where the Company increases or decreases its registered capital, the procedures for alteration of registration shall be handled at the company registration authority in accordance with law.

Where the Company increases or decreases its registered capital, the procedures for alteration of registration shall be handled at the company registration authority in accordance with law.

Any merger, division, capital increase and decrease of the Company shall be submitted to the CBIRC for approval.

78

Article 241 If the Company is unable to pay off due debts, with the consent from the competent insurance regulator, the People’s Court will declare the Company insolvent according to law. If the insurance company is declared insolvent, the People’s Court will arrange insurance regulators, relevant authorities and personnel to form a liquidation committee to carry out liquidation.

Where the Company is dissolved or is declared insolvent in accordance with law, the life insurance contracts and reserves held by it shall be transferred to other insurance companies with life insurance business operation. If the Company fails to enter into transfer agreements with other insurance companies, the competent insurance regulator will designate insurance companies with life insurance business operation to receive the life insurance contracts and reserves. In case of any transfer or receipt of the life insurance contracts and reserves mentioned in the preceding paragraph resulting from designation of the competent insurance regulator, the legitimate rights and interests of the insured and beneficiary shall be maintained.

Article 248 If the Company is unable to pay off due debts, with the consent from the competent insurance regulator, the People’s Court will declare the Company insolvent according to law. If the Company is declared insolvent, the People’s Court will arrange insurance regulators, relevant authorities and personnel to form a liquidation committee to carry out liquidation.

Where the Company is dissolved or is declared insolvent in accordance with law, the life insurance contracts and reserves held by it shall be transferred to other insurance companies with life insurance business operation. If the Company fails to enter into transfer agreements with other insurance companies, the competent insurance regulator will designate insurance companies with life insurance business operation to receive the life insurance contracts and reserves. In case of any transfer or receipt of the life insurance contracts and reserves mentioned in the preceding paragraph resulting from designation of the competent insurance regulator, the legitimate rights and interests of the insured and beneficiary shall be maintained.

79	Article 242 Where the Board of Directors decides to liquidate the Company for any reason other than the Company’s declaration of its own insolvency, the Board shall include in its notice convening a shareholders’ general meeting for such purpose a statement that after making full inquiry into the affairs of the Company, the Board of Directors is of the opinion that the Company will be able to pay its debts in full within twelve (12) months from the commencement of the liquidation.	Article 249 Where the Board of Directors decides to liquidate the Company for any reason other than the Company’s declaration of its own insolvency, the Board shall include in its notice convening a shareholders’ general meeting for such purpose a statement that after making full inquiry into the affairs of the Company, the Board of Directors is of the opinion that the Company will be able to pay its debts in full within twelve (12) months from the commencement of the liquidation.

No.	Provisions of the Existing Articles of Association	Provisions of the Revised Articles of Association

Upon the passing of the resolution by the shareholders in a general meeting for the liquidation of the Company, all functions and powers of the Board of Directors shall cease.

The liquidation committee shall act in accordance with the instructions of the shareholders’ general meeting to make a report at least once every year to the shareholders’ general meeting on the committee’s income and expenses, the business of the Company and the progress of the liquidation; and to present a final report to the shareholders’ general meeting on completion of the liquidation.

Upon the passing of the resolution by the shareholders in a general meeting for the liquidation of the Company, all functions and powers of the Board of Directors shall cease.

The liquidation committee shall act in accordance with the instructions of the shareholders’ general meeting to make a report at least once every year to the shareholders’ general meeting on the committee’s income and expenses, the business of the Company and the progress of the liquidation; and to present a final report to the shareholders’ general meeting on completion of the liquidation.

The liquidation of the Company shall be supervised and guided by the CBIRC.

80	Chapter 25 Notices, Communications or other Written Materials	Chapter 26 Notices and Public Announcements

81		Chapter 27 Special Matters of Corporate Governance

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Article 264 If the Company has one of the following possible failures in its corporate governance mechanism, it may carry out the internal corrective procedures and apply to the CBIRC for guidance:

(1)   the Board of Directors is not established for over one (1) year;

(2)   conflicts exist among the directors of the Company for a long period of time and cannot be resolved through shareholders’ general meetings;

(3)   the Company fails to convene a shareholders’ general meeting for over one (1) year;

(4)   the proportion of shareholders’ votes fails to reach the proportion specified by law or these Articles of Association, resulting in a failure of passing an effective resolution at the shareholders’ general meeting for over one (1) year;

No.	Provisions of the Existing Articles of Association	Provisions of the Revised Articles of Association

(5)   proposals for capital increase due to insolvency cannot be passed; or

(6)   the existing governance mechanism of the Company fails to operate normally, resulting in significant difficulties in the operation and management of the Company, and other circumstances as identified by the CBIRC.

In the event that any failure of the corporate governance mechanism described above occurs and such failure cannot be resolved by the internal corrective procedures adopted by the Company, the Company, shareholders individually or jointly holding over one-third of shares of the Company, and more than half of the directors shall have the right to apply to the CBIRC for its supervision and guidance.

83		Article 265 The CBIRC conducts supervision and provides guidance on the failure of the corporate governance mechanism on a case by case basis. If a substantial risk of governance is identified, which has significantly prejudiced or may significantly prejudice the legitimate rights and interests of insurance consumers or the security of insurance funds, shareholders and the Company undertake to accept regulatory measures taken by the CBIRC, such as requesting the Company to increase capital, restricting relevant shareholders’ rights, and transferring the equity interest held in the Company. For circumstances being considered serious, shareholders and the Company undertake to accept the rectification and takeover measures adopted by the CBIRC against the Company.

84		Article 269 The Company shall designate the media recognized by regulatory authorities for the publication of its public announcements and any other information required for disclosure.

85		Article 272 These Articles of Association shall take effect from the date when they are passed by shareholders’ general meeting and approved by the CBIRC.

No.	Provisions of the Existing Articles of Association	Provisions of the Revised Articles of Association

86		Article 273 In the event of any inconsistency between the relevant laws, regulations, rules, regulatory documents and the requirements of regulatory authorities of the place where the shares of the Company are listed, and these Articles of Association, the relevant laws, regulations, rules, regulatory documents and the requirements of regulatory authorities of the place where the shares of the Company are listed shall prevail.

87		The sequence number of other provisions shall be adjusted accordingly.

By Order of the Board
China Life Insurance Company Limited
Heng Victor Ja Wei
Company Secretary

Hong Kong, December 20, 2018

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Wang Bin, Su Hengxuan, Xu Hengping, Xu Haifeng
Non-executive Directors:	Yuan Changqing, Liu Huimin, Yin Zhaojun
Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike,
Tang Xin, Leung Oi-Sie Elsie